

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ПО ЭЛЕКТРОСВЯЗИ И ТЕЛЕКОММУНИКАЦИЯМ
В ХАНТЫ-МАНСИЙСКОМ АВТОНОМНОМ ОКРУГЕ
АО ХАНТЫМАНСИЙСКОКРТЕЛЕКОМ

628011, г. Ханты-Мансийск, Ханты-Мансийский
автономный округ, Тюменская область,
ул. Коминтерна, 3, (а/я 26).
телефон: (34671) 91003, 91004,
телефакс: (34671) 30404
E-mail: central@okrtelecom.wsnet.ru
ОКПО 01160438

02 JAN 23 AM 8:43

02002807

30.10.2001г. № 29/5614

На___________ от___________

Securities and Exchange Commission
Division of Corporate Finance

Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Khantymansiyskokrtelecom
Exemption № 82-4823

Dear Sir or Madam,

In connection with Khantymansiyskokrtelecom s exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it s ongoing requirements under Rule 12g3-2(b) (l)(iii), enclosed please find the packet of documents on JSC Khantymansiyskokrtelecom activity for 2000 2001.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9538, which was declared effective by SEC on October 21, 1998.

Sincerely,

Sergey N. Kosterin

Chief of Securities Department

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

dw 1/31

LIST OF AFFILIATED PERSONS

Opened joint-stock telecommunication company in Khanty-Mansiysk autonomous region
(emitter code: 00013-F)

as of September 30, 2001

First Deputy of General Director **S.D. TRIBUNSKY**

List of affiliated persons

Affiliated person	Quantity of the Company shares	Share in the Company authorized capital, %
1	2	3
Name: ***Gadgy A. Amirov*** Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001***	-	-
Name: ***Vadim S. Belayev*** Place: *Moscow* Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001***	-	-
Name: ***Sergey M. Kayukov*** Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	Common shares: *445 100* Preferred type A shares: *3 600*	*1.93*
Name: ***Eduard V. Lebedev*** Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001*** Basis: ***The person has authority of individual executive body of the Company*** Basis date: ***8.06.2000*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	Common shares: *147 050* Preferred type A shares: *42 950*	*0.82*
Name: ***Alexander V. Lopatin*** Place: ***Moscow*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***8.06.2000***	-	-
Name: *Andrey V. Obukhov* Place: ***Moscow*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001***	-	-
Name: *Oleg P. Orlov* Place: ***Perm*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001***	-	-
Name: *Alexander Y. Romanov* Place: ***Moscow*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company***	-	-

Basis date: ***15.06.2001***		
Name: *Irina V. Shtukareva* Place: ***Moscow*** Basis: ***The person is a member of the Board of Directors (supervisory council) of the Company*** Basis date: ***15.06.2001***	-	-
Name: *Vyacheslav G. Bichevoy* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	-	-
Name: *Vyacheslav M. Bykov* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	-	-
Name: *Sergey A. Vorobyev* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	-	-
Name: *Andrey L. Gorbunov* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	-	-
Name: *Alexander D. Iordan* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***28.02.2001***	-	-
Name: *Alexander N. Novikov* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	-	-
Name: *Sergey D. Tribunsky* Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Basis: ***The person is a member of collective executive body of the Company*** Basis date: ***24.08.2000***	Common shares: ***2 620*** Preferred type A shares: ***6 000***	***0.04***

Name: ***Opened joint-stock company "Investment communication company"*** Place: ***Moscow*** Postal address: *55 Plyuschikha Str., building 2,* ***Moscow, 119121*** Basis: ***The entity has the right to dispose more then 20 percent of polling shares of the Company*** Basis date: ***1.09.1995***	Common shares: ***8 832 600*** Preferred type A shares: -	***38.00***
Name: ***Closed joint-stock company "WSNET"*** Place: *Surgut,* ***Khanty-Mansiysk autonomous region, Tyumen region*** Postal address: *6 Kukuevitskogo Str.,* ***Surgut, Khanty-Mansiysk autonomous region, Tyumen region 628400*** Basis: ***The Company has the right to dispose more then 20 percent of the total quantity of votes, belonging to shares (contributions, parts), forming the authorized capital of the entity*** Basis date: ***5.06.1995***	-	-
Name: ***Closed joint-stock company "Ermak RMS"*** Place: ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region*** Postal address: *3 Kominterna Str.,* ***Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region, 628011*** Basis: ***The Company has the right to dispose more then 20 percent of the total quantity of votes, belonging to shares (contributions, parts), forming the authorized capital of the entity*** Basis date: ***29.04.1994***	-	-

Пронумеровано,
прошнуровано и
скреплено печатью

четыре

лист/-а/-ов

АО «Хантымансийск[illegible]
[illegible]олелеком»

(подпись)

Approved
by the annual general meeting of shareholders
on June 8 , 2000 protocol № 1



Chairman of the meeting
__________ E.V. Lebedev

Secretary of the meeting
__________ S.N.Kosterin

Charter

of Opened joint-stock telecommunication company in Khanty-Mansiysk autonomous region

(in a new wording)

Khanty-Mansiysk
2000

1. General provisions

1.1. Joint-stock telecommunication company in Khanty-Mansiysk autonomous region, hereinafter referred to as "the Company", is an opened joint-stock company.

The Company was established as the result of reorganization (conversion) of Productive Communication Association of Khanty-Mansiysk autonomous region, performing the Russian Federation President Decree dated as of July 1, 1992, No. 721 On organizational measures on conversion of the state enterprises, voluntary associations of the state enterprises in joint-stock companies , and also the Russian Federation Government Resolution dated as of December 22, 1992, No. 1003 On privatization of communication enterprises and is the assignee of Productive Communication Association of Khanty-Mansiysk autonomous region.

The Company is a legal entity and acts on the basis of the Charter and the Russian Federation legislation.

1.2. Shareholders of the Company can be:

- legal entities and citizens of the Russian Federation and other CIS states;
- foreign legal entities, including in particular, any companies, firms, enterprises, organizations, associations, established and authorized to realize investments in accordance with the legislation of the country they are situated in;
- foreign citizens, persons without citizenship, the Russian Federation and CIS citizens, having permanent residence abroad, provided that they are registered for managing economic activity in the country of their citizenship or permanent residence;
- international organizations.

2. The Company brand name and location

2.1. Complete brand name of the Company:

Opened joint-stock telecommunication company in Khanty-Mansiysk autonomous region.

2.2. Abbreviated brand name of the Company:

JSC "KHANTYMANSIYSKOKRTELECOM".

2.3. Place of the Company location: Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region.

2.4. Postal address of the Company: 3 Kominterna Str., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tyumen region, 628011.

3. Aim and subject of activity

3.1. Aim of the Company activity is obtaining income.

3.2. The Company has civil rights and carries out duties required for accomplishment of any kinds of activity, not prohibited by law.

The Company carries out the following main kinds of activity (on license):

- providing electric communication and telecommunication services (urban, rural, long-distance national and international telephone communication; translation of TV programs; telegraphic, teletype, telex communication; data and other document messages transmission);
- wireless and wireline broadcasting through wireline, wireless, radio relay, optical and other electromagnetic systems;
- cable and commerce television;
- organizing space and mobile wireless communication (cellular, paging, trunking).

3.3. Additional kinds of the Company activity are:

- construction and capital repairs;

- geodesic and cartographic operations of special purpose;
- operations on metrology providing of equipment and measurement facilities;
- operations, connected with usage of information subject to state secret;
- mounting and usage of fire protecting systems;
- design and development of computer software and information networks;
- providing services of money resources collection;
- servicing computers and cash devices;
- providing services of manufacturing design budget documentation for the branch "Communication";
- selling electric power, produced by own electric stations;
- providing services to outside organizations on technical operation, mounting and repair of communications facilities belonging to them;
- providing transport services to enterprises, organizations and individuals by means of automobile and river transport;
- trade by industrial and technological products and consumer goods;
- management of subsidiary economy with the purpose of production agricultural products;
- investment of capital in other enterprises, organizations, banks;
- issuing loans for providing financial help;
- publishing, activity on personnel training and other kinds of activity which do not contradict the current legislation of the Russian Federation.

3.4. Activity of the Company is not limited by stipulated in this Charter.

4. The Company legal position

4.1. The Company is a legal entity and has separate property reflected in its independent balance, including property transferred by its shareholders on account of share payment.

The Company can on its own behalf purchase and realize property and personal non-property rights, bear liabilities, to be a claimant and a defendant in court.

4.2. The Company has the right to open duly bank accounts on the territory of the Russian Federation and outside it.

4.3. The Company has a round stamp containing its complete brand name in Russian and its trademark.

The Company has seals and forms with its name, and also duly registered trademark and other means of visual identification.

4.4. The Company realizes all kinds of foreign trade activity in the order stated by the legislation of the Russian Federation.

4.5. Selling products, executing operations and providing services are performed at the prices and tariffs established by the Company independently, except for the cases provided by the legislation of the Russian Federation.

4.6. The Company can participate in activity and establish economic companies, partnerships and production co-operative societies with legal entity rights in the territory of the Russian Federation and in foreign states.

4.7. The Company can voluntarily join unions, associations on conditions, which do not contradict antimonopoly legislation, effective on the territory of the Russian Federation, and in the order provided by legislative acts of the Russian Federation.

4.8. The Company can participate in activity and cooperate in other form with international public, cooperative and other organizations.

4.9. The Company has the right to employ Russian and foreign specialists, independently defining forms, systems, amounts and kinds of their salary.

4.10. Interference in administrative and economic activity of the Company on the part of state, public and other organizations is not allowed, if it is not stipulated by their rights on control and auditing according to the current legislation.

5. The Company liability

5.1. The Company bears liability on its obligations by all property belonging to it.

The Company is not liable for responsibilities of its shareholders.

5.2. If insolvency (bankruptcy) of the Company is caused by its shareholders or other persons having the right to give instructions mandatory for the Company, or otherwise have a possibility to define its actions, then in case of inadequacy of the Company property such persons can be assigned subsidiary liability on its responsibilities.

Insolvency of the Company is considered caused by its shareholders or other persons having the right to give instructions mandatory for the Company, or otherwise have a possibility to define its actions, only in case when such shareholders or other persons used their right to give mandatory instructions or possibility to define actions of the Company, certainly knowing, that the consequence of committing the given action will be insolvency of the Company.

5.3. The state and its bodies do not bear liability on the Company obligations, as well as the Company is not liable for responsibilities of the state and its bodies.

6. Structure of control and management bodies of the Company

6.1. The Company management bodies are:

- General meeting of shareholders;
- Board of Directors;
- Management;
- General Director;
- Liquidation Commission.

6.2. The body of controlling financial economic activity of the Company is the Auditing Commission.

6.3. The Board of Directors and the Auditing Commission are elected by the general meeting of shareholders in the order provided by the present Charter and Regulations on the general meeting, the Board of Directors and the Auditing Commission.

At voluntary liquidation of the Company the Liquidating Commission is elected by the general meeting in the order provided by the present Charter and Regulations on the Liquidating Commission. At compulsory liquidation the Liquidating Commission is appointed by court (arbitration).

7. The Company subsidiaries and representations Affiliated and dependent companies

7.1. The Company can establish subsidiaries and open representations on the territory of the Russian Federation and outside it, observing requirements of the ongoing legislation of the Russian Federation, and also legislation of CIS states and corresponding legislation of the foreign states at subsidiaries and representations location, if not stipulated otherwise by the international agreement.

Subsidiaries and representations carry out their activity on behalf of the Company, bearing liability for their activity.

7.2. A subsidiary of the Company is its separate division situated outside of the Company location, realizing all or a part of its functions, including the function of representation.

7.3. A representation of the Company is its separate division, situated outside of the Company location, which represents the Company interests and realizes their protection.

7.4. Subsidiaries and representations are not legal entities, the Company provides them with property and they act according to the Regulations on them. The property of subsidiaries and representations is taken into account on their separate balance, as well on the balance of the Company. Decisions on establishment of subsidiaries and representations and their liquidation, Regulations on them are approved by the Company Board of Directors in compliance with the country legislation of subsidiaries and representations establishment.

Directors of subsidiaries and representations act on the basis of a proxy issued by the Company.

7.5. The Company has the following subsidiaries and representations:

No.	Name of subsidiaries and representations	Postal address of subsidiaries and representations
1	2	3
	Subsidiaries	
1	Beloyarsktelecom	1 Shkolnaya Str., Beloyarsky, Tyumen region, 626818
2	Berezovotelecom	27 Lenina Str., Berezovo, Tyumen region, 626800
3	Kogalymtelecom	17 Druzhby narodov Str., Kogalym, Tyumen region, 626481
4	Kondinsktelecom	31 Lenina Str., Kondinskoye, Tyumen region, 626300
5	Langepastelecom	23A Lenina Str., Langepas, Tyumen region, 626449
6	Megiontelecom	10 Neftyanikov Str., Megion, Tyumen region, 626441
7	Yugansktelecom	27 Mikrorayon 2, Nefteyugansk, Tyumen region, 626430
8	Nizhnevartovsktelecom	16 Lenina Str., Nizhnevartovsk, Tyumen region, 626440
9	Nyagantelecom	48 Internatsionalnaya Str., Nyagan, Tyumen region, 627790
10	Oktyabrsktelecom	7 Lenina Str., Oktyabrskoye, Tyumen region, 626250
11	Pokachitelecom	3 Komsomolskaya Str., Pokachi, Tyumen region, 626452
12	Pytyakhtelecom	11 Mikrorayon-1, Pytyakh, Tyumen region, 626483
13	Raduzhnytelecom	45 Mikrorayon-1, Raduzhny, Tyumen region, 626483
14	Sovetsktelecom	26 Kievskaya Str., Sovetsky, Tyumen region, 627740
15	Surguttelecomset	6 Kukuyevitskogo Str., Surgut, Tyumen region, 626400
16	Uraytelecom	61 Lenina Str., Uray, Tyumen region, 626310
17	Khantymansiyskelektro-svyaz	4 Engelsa Str., Khanty-Mansiysk, Tyumen region, 626200
18	Yugorsktelecom	29 Lenina Str., Yugorsk, Tyumen region, 627720
	Representations	
19	Representation in Moscow	35 Mishina Str., Moscow, 125083

7.6. The Company can have affiliated and dependent companies with the legal entities rights in the territory of the Russian Federation, established in compliance with the Federal law "On joint-stock companies" and other federal laws, and outside the territory of the Russian Federation - in compliance with the legislation of a foreign state of affiliated or dependent companies location, if not stated otherwise by the international agreement of the Russian Federation.

8. The authorized capital

8.1. Placed and registered shares

8.1.1. The authorized capital of the Company constitutes 348654000 rubles and consists of face value of shares, obtained by shareholders, including:

- 17432600 common nominal shares of face value 15 rubles;
- 5811000 preferred shares of face value of 15 rubles.

8.1.2. The Company has the right to place additionally to the placed shares common shares of face value 15 rubles for the total amount 364995000 rubles (registered shares), including:

- 24333000 common nominal shares of face value 15 rubles.

8.2. Increasing the authorized capital

8.2.1. The authorized capital can be increased by increasing face value of all the placed shares, or shares of a definite category, or placing additional shares. The decision on increasing the authorized capital is made only in respect of the completely paid placed additional shares.

8.2.2. Decisions on increasing the authorized capital by increasing face value of the placed shares and on entering respective alterations in the Charter are made by the Company Board of Directors.

8.2.3. Decisions on increasing the authorized capital on the results of placing additional shares and on entering respective alterations in the Charter are made by the Company Board of Directors.

8.3. Decreasing the authorized capital

8.3.1. The authorized capital of the Company can be decreased by decreasing face value of both all the placed shares of the Company and shares of a definite category.

At making a decision of decreasing face value of the preferred shares, which dividend amount is determined in percentage to their face value, the holders of these preferred shares should participate in voting.

8.3.2. The authorized capital can be decreased by purchase and redemption of a part of the placed Company shares, both all and of definite categories.

8.3.3. Decrease of the authorized capital can also occur at redemption of the placed shares in the following cases:

- if the shares received at the Company disposal in consequence of default of the buyer's obligations on their purchase, were not sold within one year from the date of their receipt at the Company disposal;
- if the shares redeemed by the Company were not sold within one year from the date of their redemption;
- redemption of shares by the Company at making a decision of its reorganization;
- if the shares, purchased by the Company on the decision of the Board of Directors, were not sold within one year from the date of their purchase.

8.3.4. If on completion of the second and each subsequent fiscal year according to the annual accounting balance offered for the approval to the Company shareholders, or on the results of auditor inspection the cost of the Company net assets appears less than its authorized capital, the Company is obliged to register decrease of its authorized capital up to the value not exceeding the cost of its net assets.

In this case decrease of the Company authorized capital is carried out only by decreasing face value of the placed shares.

8.3.5. The Company has no right to decrease its authorized capital:

- if as a result its amount becomes less than minimum authorized capital of the Company defined by the current legislation on the date of registration of respective alterations in the Company Charter (the given rule does not concern the case of decreasing the authorized capital stipulated in clause. 8.3.4 of the present Charter);
- if as a result of common shares of the Company redemption face value of the placed preferred shares exceeds 25 percents of the authorized capital.

8.3.6. Not later than 30 days from the date of making a decision of decreasing the authorized capital the Company notifies its creditors in writing. Not later than 30 days from the date

of sending the notification of the Company authorized capital decrease the creditors have the right to demand the Company termination or prior execution of its responsibilities and payment of losses connected with it.

8.3.7. If the decision of the Company authorized capital decrease was not made in case provided by clause 8.3.4 of the present Charter, then its shareholders, creditors, and also state authorized bodies has the right to demand liquidation of the Company judicially.

8.4. Net assets

8.4.1. Cost of the Company net assets is evaluated under the data of bookkeeping in the order stipulated by the Ministry of Finance of the Russian Federation and the Federal Commission on capital market.

9. The Company shares
9.1. Types of shares issued by the Company
General rights and responsibilities of shareholders

9.1.1. The Company has the right to place common shares and also one or several types of preferred shares.

9.1.2. Face value of the placed preferred shares should not exceed 25 percent of the Company authorized capital.

9.1.3. All shares of the Company are nominal.

9.1.4. A share does not present the voting right up to the moment of its complete payment, except for the shares purchased by the founders at the Company establishment.

9.1.5. Shareholders are not liable for the Company obligations, and have the risk of losses, connected with the Company activity, within the cost of the Company shares they hold.

9.1.6. Shareholders not completely paid their shares bear joint and several liability under the Company responsibilities within the limits of the paid part of cost of the Company shares they hold.

9.1.7. Shareholders are obliged:

- pay shares in terms, order and ways stipulated by the Civil Code of the Russian Federation, Federal law "On joint-stock companies", the present Charter and agreement on their purchase;
- to fulfil requirements of the present Charter and decisions of its bodies;
- to keep confidentiality on issues concerning the Company activity;
- to realize other responsibilities provided by the present Charter, legislation, and also decisions of the general meeting of shareholders made according to its competency.

9.1.8. General rights of shareholders holders of shares of all categories:

- freely assign shares belonging to them;
- to receive a part of the net income (dividends), subject to distribution between shareholders in the order, provided by the Charter, depending on the category of shares belonging to them;
- to receive a part of the Company property value (liquidation value), remained after the Company liquidation, proportionally to the number of shares of the correspondent category belonging to them;
- to have free access to the Company documents in the order provided by the Charter, and to obtain their paid copies;
- to transfer all or a part of rights, provided by a share of the corresponding category, to their representative (representatives) on the basis of a proxy;
- to appeal to court with suits;
- to get acquainted with information, forming state secret, only in the order provided by law;
- to realize other rights, provided by the Charter, legislation, as well as decisions of the common meeting, accepted in accordance with its competency.

9.1.9. In case of disclosure of information subject to the state secret by a shareholder, he (she) bears liability according to the ongoing legislation.

9.2. Common shares

9.2.1. All common shares of the Company have the same face value, they are nominal and provide the same rights to their holders.

9.2.2. Common shares of the Company are polling shares on all the issues of the general meeting competence.

9.2.3. Holders of the common shares have the right of receiving dividends only after holders of preferred shares, the amount of which dividends is defined by the present Charter.

9.2.4. Holders of the common shares participate in distribution of the Company property in case of its liquidation in the third turn after payment on the shares, which should be redeemed according to clause 11.4 of the present Charter (the first turn), after payment of set off but not paid dividends on preferred shares and liquidation value of preferred shares defined by the Charter (the second turn).

9.3. Preferred shares

9.3.1. Preferred shares of the Company of one type have the same face value and provide the same rights to their holders.

9.3.2. Holders of preferred shares have the right to take part in the general meetings without the voting right, except the cases provided by the ongoing legislation and the present Charter.

9.3.3. Holders of preferred shares have the priority right in comparison with holders of common shares in receiving:

- dividends in amount and order provided by the present Charter;
- set off but not paid dividends in case of the Company liquidation;
- a part of the Company property value (liquidation value), remained after its liquidation.

9.3.4. In case of its liquidation the Company guarantees to direct to the holders of preferred shares for payment of liquidation value no more than twenty five percent of the property value, remained after payments to creditors and payments on the shares which should be redeemed in accordance with clause 11.4. of the present Charter.

9.4. Polling shares

9.4.1. A polling share is a share providing its holder the voting right either on all the issues of the general meeting competence, or on separate issues stipulated by the present Charter.

A polling share on all the issues of the general meeting competence is:

- a common share;
- a preferred share, since the meeting following the annual general meeting, on which the decision of non-payment of dividends or of incomplete payment of preferred dividends, was made. The right of shareholders - holders of preferred shares to participate in the general meeting with the voting right terminates from the moment of the first payment of dividends under the mentioned shares in total amount.

A preferred share gives the voting right at consideration of the following separate issues of the general meeting competence:

- on reorganization and liquidation of the Company;
- on entering alterations and additions to the Company Charter, limiting the rights of the holders of preferred shares.

9.5. Consolidation and splitting of shares

9.5.1. On the decision of the general meeting of shareholders the Company has the right to perform consolidation of the placed shares, as a result of which two or more shares of the Company are converted in one new share of the same category. Thus the respective alterations concerning face value and quantity of the placed and registered shares are entered to the Company Charter.

9.5.2. In case of formation fractional shares at consolidation the last ones are subject to the Company redemption on market value defined according to clause 11.5. of the present Charter.

9.5.3. On the decision of the general meeting of shareholders the Company has the right to make splitting of the placed shares of the Company, as a result of which one share of the Company is converted in two or more shares of the Company of the same category. Thus the respective alterations concerning face value and quantity of the placed and registered shares are entered to the Company Charter.

10. Placing shares and other securities of the Company

10.1. Order and methods of placing shares and other securities

10.1.1. The Company performs placing of its shares at:

- establishment;
- issuing additional shares;
- conversion in shares securities, convertible in shares.

10.1.2. The Company has the right to perform placing of additional shares and other securities through open (public placing) and closed (private placing) subscription. The methods of the Company placing of additional shares and other securities are defined by the decision on their placing.

Shareholders holders of polling shares have the preferential right of these securities purchase in quantity proportional to the quantity of the Company polling shares he (she) holds.

10.1.3. In cases, provided by the legal acts of the Russian Federation, the Company placing of additional shares and other securities is performed only through opened subscription.

10.1.4. Additional shares can be placed by the Company only within the quantity of registered shares, defined by the present Charter.

The Company has no right to make a decision of placing additional shares of the categories, which are not stipulated by the present Charter for registered shares.

10.1.5. The Board of Directors makes a decision of placing additional shares and defines:

- the quantity of the placed additional shares of each category within the quantity of registered shares of the given category;
- terms and conditions of placing;
- other information provided by the current legislation for entering the issue in the circular.

10.2. Order of payment of the placed shares and other securities

10.2.1. Payment of shares and other securities of the Company can be performed by:

- money;
- securities;
- other property;
- property or other rights having money evaluation.

10.2.2. Additional shares of the Company should be paid within the period determined in compliance with the decision of their placing, but not later than one year from the moment of their purchase (placing).

10.2.3. Additional shares, which should be paid by money pursuant to the agreement on their purchase, are paid at their purchase in the amount not less than twenty five percents of their face value.

10.2.4. Shares and other securities of the Company, which should be paid by money, are paid at their purchase in total amount, if not stated otherwise by the decision on additional shares placing.

10.2.5. In case of mixed share payment (partially by money, and partially by non-money resources), the part, which should be paid by non-money resources, is paid in total amount at share purchase, and the part, which should be paid by money, is paid at the share purchase at a rate of not less than twenty five percents of their face value.

10.2.6. At payment of additional shares and other securities of the Company by non-money resources, money evaluation of the property introduced into payment of shares and other securities is performed by the Company Board of Directors in the order stipulated by clause 11.5. of the present Charter.

10.2.7. If the face value of shares, paid by non-money resources, and other securities of the Company constitutes more than two hundred minimum salary amounts provided by the legislation on the date of purchase, then it is necessary to perform money evaluation of property, securities, property and other rights introduced into payment of shares and other securities of the Company by an independent appraiser (auditor).

10.2.8. Under the agreement of parties term of share payment, provided by the agreement on their purchase, can be increased, but no more than maximum term, defined by the decision on such share placing. Thus interest rate of 0,5 percents of unpaid part of the purchased shares is charged for each additional day given for share payment.

10.2.9. In case of incomplete payment of the Company shares at its establishment during one year from the moment of the Company registration, and also additional shares in terms defined by the agreement on their purchase, a share is given at the Company disposal, and the appropriate record is made in the shareholder register. Money and (or) other means, given in share payment on expiration of the above-mentioned terms, are not returned.

Shares received at the Company disposal, do not present the voting right, they are not taken into account at determination of a quorum and vote tabulation at the general meeting of shareholders, dividends are not set off on the given shares. Such shares should be sold not later than one year from the moment of their receipt at the Company disposal. Otherwise, the general meeting of shareholders should make a decision on decreasing of the Company authorized capital by redemption of mentioned shares or on increasing face value of shares remained in circulation, at the expense of the shares without value with preservation of amount of the Company authorized capital defined by the present Charter.

10.2.10. Payment of the Company shares is performed on their market value, but not lower than their face value.

10.2.11. The Company has the right to place shares at the price lower than their market value in the following cases:

- placing of additional common shares to the shareholders - holders of the Company common shares when they use the priority right of such share purchase on the price which can not lower than 90 percents of their market value;
- placing of additional shares with participation of intermediary at the price, which can not be lower than their market value more than the intermediary commission amount defined in percentage terms to the price of such shares placing.

11. The Company purchase and redemption of the placed shares

11.1. The Company purchase of the placed shares with the purpose of their redemption

11.1.1. Under the decision of the general meeting of shareholders on decreasing of the authorized capital the Company has the right to purchase its placed shares with the purposes of reduction their total quantity (redemption).

Shares, acquired by the Company on the basis of the decision on decreasing the authorized capital, are redeemed at their purchase.

11.1.2. Payment of acquired shares is made by money.

11.1.3. The decision on purchase of shares with the purpose of their redemption should define:

- categories of acquired shares;
- quantity of acquired shares under each category;
- purchase price;
- form and term of payment;
- term for share purchase.

11.1.4. Term for share purchase is calculated from the date of share purchase beginning defined by the Board of Directors.

11.1.5. Not later than 30 days before the date of share purchase beginning the Management is obliged to notify all the shareholders holders of shares of the categories, on which the decision on purchase was made. A notification should contain the following information:

- the Company brand name and place of location;
- categories of purchased shares;
- quantity of acquired shares under each category;
- purchase price;
- form and term of payment;
- officially stated date of share purchase beginning;
- addresses for sending filled written applications of shareholders for sale of shares they hold.

A notification has an attachment of special form for written applications of shareholders for sale of their shares to the Company.

A notification is sent to a shareholder by registered post to the address given in the register or is delivered personally.

11.1.6. Each shareholder holder of shares of the category, on which the decision on purchase was made, has the right to sell the mentioned shares, and the Company is obliged to buy them.

11.1.7. In case, if the total quantity of shares, in which respect the applications on their sale to the Company were received, exceeds the quantity of shares, which can be acquired by the Company in accordance with the decision of the general meeting of shareholders on decreasing the authorized capital, shares are purchased from the shareholders proportionally to the stated requests.

11.1.8. A shareholder - holder of shares of the category, on which the decision on purchase was made, has the right to send in the defined term a filled written application for sale of his (her) shares to the Company.

An application is send by post or delivered personally to the addresses given in the notification.

Date of application is defined by the date of its delivery notification or by the date of its delivery to the Company office.

11.1.9. In term no more than 30 days from the date of termination of reception of applications from the shareholders for share sale, the Company Management is obliged to make a decision on quantity of shares purchased from each shareholder, to conclude the contracts of purchase, to issue the transmission orders, then to transfer the due amount to a shareholder.

11.2. The Company purchase of the placed shares in cases, not connected with the authorized capital decrease

11.2.1. Under the decision of the Board of Directors the Company has the right to purchase its placed shares. Shares bought by the Company under the decision of Board of Directors do not present the voting right, they are not taken into account at determination of a quorum and vote tabulation at the general meeting of shareholders, dividends are not set off on the given shares. Such shares should be sold not later than one year from the date of their purchase. Otherwise, the general meeting of shareholders should make a decision on decreasing of the Company authorized capital by redemption of the mentioned shares or on increasing face value of shares remained in circulation, at the expense of purchased shares redemption with preservation of amount of the Company authorized capital defined by the present Charter.

11.2.2. If the initiative of share purchase comes from the Company on the grounds of decisions of the Board of Directors on the placed shares purchase, in this case the order of share purchase is realized on the procedure stipulated by clause 11.1 of the present Charter.

If the Board of directors did not make a special decision on purchase of the placed shares in the order stipulated by clause 11.1. of the present Charter, and the shareholders offer to sale their shares to the Company, then the Board of Directors has the right to make decisions on purchase of these shares at a market price.

11.3. Limits for the Company purchase of the placed shares

11.3.1. The Company has no right to purchase its placed shares in any purposes:

- until complete payment of all the authorized capital;
- if at the moment of their purchase the Company has the signs of insolvency (bankruptcy) according to the legal acts of the Russian Federation about insolvency (bankruptcy) of enterprises or the indicated signs will appear as a result of these shares purchase;
- if at the moment of their purchase cost of the Company net assets is less than its authorized capital, reserve fund and excess over the face value, defined by the present Charter, liquidating cost of the placed preferred shares, or it will becomes less than their amount as a result of share purchase;
- until redemption of all shares, on which redemption requirements were received according to clause 11.4. of the present Charter.

11.3.2. The Company has no right to make a decision on purchase of a part of the placed shares with the purpose of the authorized capital decrease, if the face value of the shares remained in circulation will becomes lower than the minimum amount of the authorized capital defined according to the current legislation on the date of registration of respective alterations in the Company Charter.

The quantity of common shares purchased with the purpose of redemption should not violate the ratio of preferred and common shares provided by the Federal law "On joint-stock companies".

11.3.3. The board of Directors has no right to make a decision on the Company share purchase, if the face value of the Company shares, being in circulation, will make less than ninety percent of the Company authorized capital.

11.4. The Company redemption of shares upon the request of shareholders

11.4.1. Shareholders holders of polling shares has the right to require the Company redemption of all or a part of his (her) shares in case if the general meeting makes the following decisions:

- on reorganization of the Company;

- on performing a large bargain, which subject is the property with the cost of more than fifty percents of balance value of the Company assets on the date of making a decision on performing such bargain;
- on entering alterations and additions to the Company Charter or on approval of the Company Charter in a new wording, restricting their rights,

if they voted against accepting the mentioned decisions or did not take part in voting.

11.4.2. Shareholders are considered not taken part in voting at any form of the meeting holding, if they did not present bulletins for voting to the Company in terms provided by the present Charter and Regulations on the general meeting.

With the purpose of realization of the shareholders right to require the Company redemption of their shares, bulletins are considered voted "Against", if the variants "For" and "Abstain" are uniquely crossed out, and only one variant "Against" remains. In this case invalid bulletins are not considered voted "Against".

11.4.3. The list of the shareholders having the right to require the Company redemption of their shares is made on the basis of data of the Company shareholder register for the date of making a list of the shareholders having the right for participation in the general meeting of shareholders, which agenda includes issues, voting on which according to the present Charter and Regulations on the general meeting can cause the right to require share redemption.

11.4.4. The Company redemption of shares is carried out on their market value, defined without account of its change in the results of the Company actions, which caused appearance of the right to require evaluation and redemption of shares according to clause 11.5. of the present Charter.

11.4.5. In case of including in the agenda issues, voting on which according to the present Charter and Regulations on the general meeting can cause appearance of the shareholders right to require the Company share redemption, the text of the message on holding of such general meeting should also contain the following information:

- presence of the shareholders right to require the Company redemption of their shares;
- price of shares to be redeemed;
- order and terms of redemption.

In this case the special form for a written shareholder request for the Company redemption of his (her) shares is enclosed to the message on holding the general meeting.

A request form is approved by the Board of Directors.

11.4.6. A shareholder has the right to send a filled form of a written request for the Company redemption of his (her) shares in term not later than 45 days since the date of making the corresponding decision by the general meeting of shareholders.

A request is send by post or delivered personally to the addresses given in the message of holding the general meeting.

Date of presenting a requirement is defined by the date of delivery notification or the date of its delivery to the Company office.

11.4.7. The total amount of means, directed by the Company to share redemption, can not exceed ten percents of the Company net assets value on the date of the decision, which caused appearance of the shareholders right to require the Company redemption of their shares.

In case if the total quantity of shares, on which requirements for redemption were received, exceeds the quantity of shares, which can be redeemed by the Company with the account of the limit mentioned above, shares are redeemed from the shareholders proportionally to the presented requirements.

11.4.8. In term no more than 30 days since the date of termination of reception of written shareholders requests for redemption of their shares the Company Management is obliged to make a decision on the quantity of shares redeemed from each shareholder, to conclude the contract of securities purchase, to issue the transmission order, then to transfer the due amount to a shareholder.

11.4.9. The shares redeemed by the Company in case of its reorganization are repaid at their redemption. The shares redeemed by Company in other cases, provided by the clause 11.4.1 of the

present Charter, are received at the Company disposal. The mentioned shares do not present the voting right, they are not taken into account at determination of a quorum and vote tabulation at the general meeting of shareholders, dividends are not set off on the given shares. Such shares should be sold not later than one year from the moment of their receipt at the Company disposal. Otherwise, the general meeting of shareholders should make a decision on decreasing of the Company authorized capital by redemption of mentioned shares or on increasing face value of shares remained in circulation, at the expense of the shares without value with preservation of amount of the Company authorized capital defined by the present Charter.

11.5. Determination of the property market value

11.5.1. The property market value is determined by the decision of the Company Board of Directors, except the cases, when according to the Federal law "On joint-stock companies" market value is defined by court or other body.

11.5.2. If a person interested in concluding one or more bargains, when determination of the property market value is required, is a member of the Company Board of Directors, the property market value is determined by the decision of the Board of Directors members, not interested in concluding the bargain.

11.5.3. An independent appraiser (auditor) can be involved in determination of the property market value.

Involving an independent appraiser (auditor) in determination of the property market value is obligatory in case of the Company share redemption from the shareholders according to clauses 11.4.5. - 11.4.9. of the present Charter.

11.5.4. In case, if the property, which value should be determined, are shares or securities, which purchase price or demand price and offer price is regularly published, this purchase price or demand price and offer price should be taken into account for determination market value of the mentioned property.

11.5.5. In case, if the property, which value should be determined, is the Company shares, which purchase price or demand price and offer price is not regularly published, market value is determined on the procedure approved by the Company Board of Directors.

12. Dividends

12.1. Dividend is a part of the Company net income for the current year, distributed among shareholders proportionally to the number of their shares of the correspondent categories, referred to the authorized capital of the Company.

Dividends on preferred shares are paid in the amount of ten percents of the face value of shares.

Dividends on preferred shares can be paid at the expense of the Company funds specially intended for that, formed at the expense of the past years income.

12.2. The Company has the right quarterly, once half a year or once a year to make a decision on (to declare) payment of dividends on the placed shares, referred to the authorized capital.

12.3. The Company shall pay dividends declared on the each category of shares. The dividends are paid, as a rule, by money. Dividends can also be paid in a form of shares (profit capitalization), other securities, property, transfer of property rights or other rights having money evaluation.

12.4. Decision on the payment of annual dividends, amount of the dividend and form of its payment on shares of the each category is made by the general meeting on recommendation of Board of Directors of the Company. Amount of annual dividends can not be more than recommended by Board of Directors of the Company.

12.5. Dividends are not set off and not paid on shares, not issued in circulation, obtained on the balance of the Company on the decision of the Board of Directors, redeemed on the balance of the Company and received in the Company disposal in view of violation of the buyer s responsibilities on their acquisition.

12.6. Dividends are set off and paid only on completely paid shares.

12.7. The interests are not set off on not-paid and not received dividends. A shareholder has the right to demand payment of not received dividends irrespective of debt period.

12.8. The date of payment of the annual dividends is defined by the decision of the general meeting of shareholders, which should be paid within the current year, in which the decision on dividend payment is made.

12.9. For payment of dividends the Board of Directors of the Company makes a list of the persons having the right on receiving dividends.

The list of persons, having the right on receiving annual dividends, include shareholders and nominal holders of shares, entered in the register of the Company shareholders for the day of scheduling the list of persons, having the right to participate in the annual shareholders meetings.

12.10. The Company has no right to make a decision on payment (declare) of annual dividends:

- before complete payment of the whole authorized capital;
- before redemption of all the shares, which must be redeemed in accordance with clause 11.4. of the Charter;
- if at the time of dividend payments it has the signs of insolvency (bankruptcy) in accordance with legal acts of the Russian Federations on insolvency (bankruptcy) of enterprises or specified signs appear in the Company as a result of dividends payment;
- if the cost of the Company net assets is less than its authorized capital, reserve fund and the excess over the face value, determined by the Charter of liquidation cost of the placed preferred shares, or will become less than their amount as a result of dividend payment.

13. Bonds and other securities of the Company

13.1. The Company has the right to place bonds or other securities stipulated by the legal acts on securities of the Russian Federation.

13.2. The Company placing of bonds or other securities is performed by the decision of the Company Board of Directors.

13.3. A bond certifies the right of its holder to require settlement of a bond (payment of face value or face value and percents) in stated terms.

A decision on bond issue should determine the form, terms and other conditions of bond settlement.

13.4. The Company bond issue is allowed only after complete payment of the Company authorized capital.

13.5. Face value of all the bonds issued by the Company should not exceed the amount of the Company stated capital, or amount of provision, given to the Company by outside parties for the purpose of bonds issue.

13.6. The Company can issue bonds with a lump sum settlement term or bonds with settlement term by series in definite terms.

Bond settlement can be performed by money or other property according to the decision on their issue.

The Company has the right to stipulate a possibility of advance settlement of bonds at a will of their holders. Herewith a decision on the bond issue should determine cost of settlement and term, before which they can not be presented to advance settlement.

13.7. The Company has the right to issue bonds provided with the guarantee of the definite property of the Company, or bonds under provision given to the Company for the purposes of bond issue by outside parties, and bonds without provision.

13.8. Issue of bonds without provision is allowed not earlier than the third year of the Company existence and on condition и of the proper statement of two annual balances of the Company to that time.

13.9. Bonds can be nominal or of a bearer.

At issue of nominal bonds the Company should keep a register of their holders.

A lost nominal bond is renewed by the Company for a reasonable fare. The rights of a lost bearer bond holder are restored by court in the order provided by the legislation of the Russian Federation.

14. The general meeting of shareholders

14.1. Competence of the general meeting of shareholders.

14.1.1. The supreme body of the Company management is the general meeting of shareholders.

Competence of is the general meeting of shareholders includes:

1.Providing alterations and additions to the Company Charter or approval a new wording of the Charter (except the cases connected with the authorized capital increase);

2. Making a decision on the Company reorganization;

3. Making a decision on the Company liquidation, assignment the Liquidating Commission and approval of intermediate and final liquidating balances;

4. Determination of quantitative structure of the Board of directors, election of its members and prescheduled termination of their powers; determination of remuneration and compensation connected with execution of their functions as members of the Company Board of Directors;

5. Determination of bound dimension of the declared shares, appointment of the body having the right to make a decision about the order and conditions of additional shares arrangement within declared share quantity;

6. Making a decision about reduction of the Company authorized capital by reduction of shares face value, the Company purchase of a part of the shares in order to decrease their total quantity or cancel the shares not completely paid, and also by cancellation of the shares purchased or redeemed by the Company;

7. Determination of quantitative structure of the Company Auditing Commission, election of its members and prescheduled termination of their powers;

8. Approval of the Company auditor;

9. Approval of annual reports, financial balances, the Company profit and loss statements, distribution of its profit and loss;

10. Making a decision about non-use of the preferential right of a shareholder on purchase of the Company shares or securities convertible in shares, arranged by means of opened subscription, with their money repayment, and also about validity of such decision;

11. The order of holding the general meeting (regulations);

12. Formation of Accounting Commission;

13. Determination of the form of the Company message informing its shareholders, including determination of a publication body in case if the form of the message is publication;

14. Making a decision about consolidation and splitting of the Company shares;

15. Making a decision about concluding bargains, which are of interest, in cases:

- If the sum of repayment under a bargain and the cost of the property being a subject of a bargain, exceed two percents of the Company assets;

- If a bargain and (or) some interconnected bargains are placing of the Company polling shares or other securities convertible in polling shares, in the quantity exceeding two percents of the Company polling shares placed before;

- If all members of the Company Board of Directors are considered as interested persons (the decision is made by majority of the shareholders not interested in the bargain);

16. Making a decision about concluding large bargains connected with the Company purchase and alienation of property in cases:

- If the decision about concluding a large bargain, which subject is the property valued from 25 up to 50 percents of balance cost of the Company assets on the date of making a decision about concluding such bargain, is not accepted by Board of Directors unanimously;

- If the property value makes more than 50 percents of balance cost of the Company assets for the date of making a decision about concluding such bargain;

17. The Company purchase and redemption of the placed shares in cases, provided by the Federal law "On joint-stock companies" and the present Charter;

18. Participation in holding companies, financial -industrial groups;

19. Making a decision about annual dividends payment, approval of their amount, form and payment order on each category of shares on the basis of the Board of Directors recommendation;

20. Making decisions about referring to the Company account expenses connected with the extraordinary general meetings holding, off-schedule auditory revisions and revisions of the Auditing Commission initiated by the persons, having the quantity of the Company polling shares stipulated by present Charter;

21. Election of General Director and prescheduled termination of his (her) powers;

22. Making a decision about the Company finance-economic activity revision by the Auditing Commission or an auditor;

23 Approval, providing alterations and additions to "Regulations on the general meeting of shareholders";

24. Approval, providing alterations and additions to "Regulations on the Board of Directors";

25. Approval, providing alterations and additions to "Regulations on the Auditing Commission ";

26. Decisions on other issues stipulated by the Federal law "On joint-stock companies" and the present Charter.

14.1.2. The general meeting has no right to esteem and make decisions on issues treated outside its competence by legislation and the present Charter.

The general meeting can transfer a part of issues of its competence in conducting of the Company Board of Directors, except issues stated in items 1-16 of clause 14.1.1 of the present Charter, which are of the exclusive competence of the general meeting of shareholders.

14.1.3. The general meeting does not act as a representative of the Company business, but limits its activity to making decisions on the Company business.

14.1.4. The general meeting has no right to make decisions on issues not included in the meeting agenda, and also to alter the agenda.

A decision made by correspondence voting, is considered valid on each issue separately, if the shareholders participating in voting hold in total not less than half of the Company polling shares giving the right to vote on the given issue.

14.1.5. The general meeting of shareholders is competent (has quorum), if at completion of the time of registration for participation in the general meeting of shareholders, the shareholders (their representatives), having in total more than half of votes of the placed Company polling shares, registered or sent their bulletins. In case of voting bulletins direction to the shareholders, the votes, introduced by the mentioned bulletins, obtained by the Company not later than two days up to date of general meeting holding, are taken into consideration during quorum determination and voting summarizing.

14.1.6. The order of conducting the general meeting, regulations and other procedural issues are determined by Regulations on the general meeting.

14.1.7 Decisions made by the general meeting are obligatory for all shareholders - both present and absent on the given meeting.

14.2. Financial provision of preparation and holding the general meeting of shareholders

14.2.1. Costs, connected with preparation and holding the annual general meeting, are realized at the expense of the Company means according to the estimate, approved by the Management, and are included in the Company budget.

14.2.2. Costs on preparation and holding the extraordinary general meeting of shareholders initiated by members of the Board of Directors, Auditing committee and the Company auditor are realized at the expense of the Company means according to the estimate, approved by the Management, and are included in the Company budget.

14.2.3. The Management presents the report on expending means on convocation, preparation and holding the meeting not later than two months after holding the meeting. The given report should be available for shareholders.

14.2.4. Costs on preparation and holding the extraordinary meeting, initiated by shareholders, are paid by shareholders - initiators of its convocation prior to the beginning of measures for its convocation according to the estimate presented by the Management.

14.3. Forms of holding the general meeting

14.3.1. The general meeting of shareholders is held in the form of joint presence. The form of joint presence provides the shareholders and their authorized representatives with the right to express judgement on agenda issues by personal presence at the general meeting, or by sending properly filled bulletins for voting.

The Board of Directors has no right to alter the form of holding the general meeting stated in the requirements of its convocation initiators.

14.3.2. The shareholders, included in the list of shareholders having the right to participate in the general meeting, their authorized representatives, the Company auditor, members of the Board of Directors and the Company Management, secretariat of the general meeting, members of Accounting and Auditing Commissions, and also candidates included in bulletins for voting on election of the Company control and management bodies have the right to be present at the general meeting.

14.3.3. The Board of Directors decision on holding the general meeting of shareholders should approve:

- wording of the general meting agenda issues;
- form and test of bulletins for voting;
- list of information (materials), presented to the shareholders at preparation to holding the general meeting;
- date of making a list of the shareholders having the right to participate in the general meeting;
- date, place and time of holding the general meeting;

- date, place and time of beginning and end of registering participants of the general meeting;
- date of providing the shareholders with bulletins for voting;
- text of the message on holding the general meeting which is sent to shareholders.

In case of including in the agenda issues, voting on which according to the present Charter and Regulations on the general meeting can cause appearance of the shareholders right to require the Company redemption of their shares, the Board of Directors should define:

- price of the redeemed shares;
- order and terms of redemption.

14.3.4. The decision of the general meeting of shareholders can be made without holding the meeting (joint presence of the shareholders for discussion agenda issues and decision making on the issues put for voting) by holding correspondence voting (polling way).

Requirements to the procedure of decision making of the general meeting of shareholders by correspondence voting (polling way) are provided by the legal acts of the Russian Federation.

14.4. The annual general meeting

14.4.1. The company is annually obliged to hold the annual general meeting of shareholders, but not earlier than in two months and not later than in six months after a fiscal year end. The concrete date of holding the annual general meeting of shareholders is defined by the decision of the Board of Directors.

The annual general meeting is held in the form of joint presence.

All the meetings, except annual, are extraordinary.

14.4.2. The annual general meeting of shareholders is called by the Board of Directors. The decision is made by majority of the Board of Directors members present at the meeting.

At making a decision on convocation of the annual general meeting the Board of Directors defines the form of holding the meeting and approves of the provisions stipulated by clause 14.3.3 of the present Charter.

14.4.3. Annually the following issues are considered at the annual general meeting of the shareholders in obligatory order:

- approval of annual reports, general balance sheets, profit and loss statements of the Company, allocation of its profits and losses;
- election of the Company Board of Directors;
- approval of the Company auditor.

On expiration of terms of office stipulated by the present Charter for the bodies and officials given below, the following issues are considered:

- election of General Director of the Company;
- election of the Company Auditing Commission;
- forming the Accounting Commission.

Under the offer of shareholders, the Board of Directors, the Auditing Commission, the auditor of the Company other issues can be included in the agenda of the annual general meeting in order and terms provided by the present Charter.

14.5. The extraordinary general meeting

14.5.1. The extraordinary general meeting is held on the decision of the Board of Directors on the basis of:

- own initiative;
- requirement of the Company Auditing Commission;
- requirement of the auditor;

- requirement of a shareholder (shareholders), holding not less than 10 percents of the Company shares, presenting the voting right on all the issues of the general meeting competence on the date of presenting a requirement.

Requirements are made in order and terms provided by the present Charter and Regulations on the general meeting of shareholders, the Board of Directors and the Auditing Commission.

14.5.2. The Board of Directors decision initiating convocation of the extraordinary meeting of shareholders is made by majority of members of the Board of Directors present at the meeting or taking part in correspondence voting. The decision should approve:

- wording of agenda issues;
- clearly worded motives of setting the agenda issues;
- form of holding the meeting.

The decision is signed by members of the Board of Directors voted for its approval.

14.5.3. The requirement of convocation of the extraordinary general meeting is approved by simple majority of the Auditing Commission members present at the meeting and is directed to the Board of Directors of the Company. The requirement is signed by members of the Auditing Commission voted for its approval.

The requirement of the auditor initiating convocation of the extraordinary general meeting is signed by him (her) and is directed to the Company Board of Directors.

The requirement of the Auditing Commission, the auditor should include:

- wording of agenda issues;
- clearly worded motives of setting the offered agenda issues;
- form of holding the meeting.

14.5.4. Shareholders, holding not less than 10 percents of the Company shares, presenting the voting right on all the issues of the general meeting competence, initiators of convocation of the extraordinary general meeting, direct a written requirement to the Board of Directors.

The requirement should include:

- wording of agenda issues;
- clearly worded motives of setting the agenda issues;
- form of holding the meeting;
- Name and surname (company name) of shareholders, information on shares they hold (quantity, category), numbers of personal accounts of shareholders in the register.

In case of holding the meeting in an internal form, the requirement can include indication of candidates in presidium of the extraordinary general meeting, which quantity can not exceed the quantity of acting members of the Board of Directors.

The requirement is signed by a shareholder or his (her) fiduciary. If the requirement is signed by a fiduciary, a proxy should be attached.

If the initiator is a shareholder legal entity, the signature of a legal entity representative, acting according to its Charter without a proxy, is notarized by the stamp of the legal entity. If the requirement is signed by a representative of a legal entity, acting on its behalf by a proxy, a proxy should be attached to the requirement.

14.5.5. Initiator requirement of convocation of the extraordinary general meting is made in written form, by sending a registered letter to the Company address with a notification of its delivery or is delivered to the Company office.

The date of presenting the requirement of convocation of the extraordinary general meting is defined by the date of notification of its delivery or by the date of its delivery to the Company office.

14.5.6. During ten days since the date of presenting the requirement the Board of Directors should make a decision on convocation of the extraordinary general meting or on refusal on its convocation.

14.5.7. The Board of Directors decision of refusal on convocation of the extraordinary general meeting of shareholders or on not including separate issues in the agenda, offered by initiators of the meeting convocation, can be made in the following cases:

- an issue (all issues), offered for including in the agenda of the Company general meeting, is not referred by the current legislation and the present Charter to its competency;
- shareholders, presented the requirement, do not hold the necessary quantity of polling shares for convocation of the extraordinary general meting on the date of presenting the requirement;
- initiators of convocation are persons not registered in the shareholders register and/or have no representation authorities of the appropriate shareholders;
- the requirement of convocation of the extraordinary general meting contains incomplete data, and/or documents, which attachment to the requirement is provided by the present Charter, are not presented;
- the Board of Director and/or the Auditing Commission made a decision on convocation of the extraordinary general meting with breach of the procedure provided by the present Charter and Regulation on the Board of Directors and the Auditing Commission;
- issues, which according to the present Charter can be decided by the general meeting only by the offer of the Board of Directors, were offered by other initiators of convocation of the extraordinary general meting;
- an agenda issue, given in the requirement of convocation of the extraordinary general meeting, has been already included in the agenda of the extraordinary general meeting, called according to the decision of the Company Board of Directors, made before receiving the mentioned requirement;
- an issue, offered for including in the general meeting agenda, does not meet the requirements of the Federal law "On joint-stock companies" and other legal acts of the Russian Federation;
- the order of presenting the requirement of convocation of the meeting provided by the Federal law "On joint-stock companies" is not observed.

14.5.8. Convocation of the extraordinary general meeting of shareholders on the requirement of the Company Auditing Commission, the Company auditor or the shareholders, holding in aggregate not less than ten percent of polling shares, is carried out by the Company Board of Directors not later than 45 days since the time of presenting the requirement on convocation of the extraordinary general meeting of shareholders.

14.5.9. The date of convocation of the extraordinary general meeting of shareholders is considered the date of making a list of the shareholders having the right to participate in the general meeting of shareholders, defined in the order provided by the present Charter.

14.5.10. At making a decision on convocation of the extraordinary general meeting the Board of Directors approves provisions stipulated by clause 14.3.3. of the present Charter.

14.5.11. The motivated refusal on convocation of the extraordinary general meeting or refusal on including separate issues in the meeting agenda is directed to the initiators of convocation of the extraordinary general meeting not later than 3 days since the time of making such decision.

14.5.12. The decision of the Company Board of Directors on refusal on convocation of the extraordinary general meeting of shareholders or on including separate issues in the agenda can be appealed against in court.

14.5.13. Executive bodies of the Company begin all the measures on convocation, preparation and holding the extraordinary general meeting of shareholders only after its financial provision in the order provided by the present Charter.

14.6. Offers in the agenda of the general meeting

14.6.1. The agenda of the general meeting of shareholders is approved by the Company Board of Directors.

The order of contributing offers and approval of the agenda of the extraordinary general meeting of shareholders is provided by clause 14.5.of the present Charter.

14.6.2. Shareholders holding in the aggregate not less than two percent of the Company polling shares on all the issues of the general meeting competence on the date of presenting an offer, in term not later than 45 days after the fiscal year end, have the right to contribute no more than two offers in the agenda of the annual general meeting.

14.6.3. Offers in the agenda are presented in written form, by sending a registered letter to the Company address or by delivery to the Company office.

The date of presenting the offer is defined by the date of notification of its delivery or by the date of its delivery to the Company office.

The Board of Director is obliged to consider the received offers and make a decision on their including in the agenda of the general meeting of shareholders or on refusal on their including not later than 15 days after the end of the term stipulated in clause 14.6.2. of the present Charter.

14.6.4. The decision on refusal on including an offer in the agenda of the annual general meeting can be made by the Board of Directors in the following cases:

- the term of presenting an offer provided by the present Charter is not observed;
- the offer contains incomplete data, and/or documents, which attachment to the offer is provided by the present Charter, are not presented;
- shareholders presented the offer do not hold the necessary quantity of polling shares on the date of presenting the offer;
- initiators of including the offer are persons not registered in the shareholders register and/or have no representation authorities of the appropriate shareholders;
- an issue offered for including in the agenda of the Company general meeting is not referred by the current legislation and the present Charter to its competency;
- an issue, offered for including in the general meeting agenda, does not meet the requirements of the Federal law "On joint-stock companies" and other legal acts of the Russian Federation;
- issues, which according to the present Charter can be decided by the general meeting only by the offer of the Board of Directors, were offered;
- the order of presenting offers to the annual general meeting provided by the Federal law "On joint-stock companies" is not observed.

14.6.5. The motivated refusal on including the issue in the agenda of the general meeting is directed to the shareholders contributed the issue not later than 3 days since the time of making such decision.

14.6.6. The decision of the Company Board of Directors on refusal on including the issue in the agenda can be appealed against in court.

14.6.7. After informing shareholders on holding the general meeting in the order provided by the present Charter the general meeting agenda can not be altered.

14.7. Nomination procedure in the Company management and control bodies

14.7.1. The shareholders holding in the aggregate not less than two percents of the Company polling shares on all the issues of the general meeting competence on the date of presenting the offer, in term not later than 45 days after the fiscal year end, annually have the right to nominate candidates for election in the Board of Directors at the annual general meeting, and also on expiration of terms of office of the candidates on the position of the General Director and in the Company Auditing Commission.

The number of candidates in one application can not exceed the quantitative structure of these bodies, defined by the present Charter.

14.7.2. An application for nomination is made in written form, by sending a registered letter to the Company address or is delivered to the Company office.

The date of presenting the application is defined by the date of notification of its delivery or by the date of its delivery to the Company office.

14.7.3. The application (including the case of self-nomination) includes:

- Name, surname of the candidate, in case if the candidate is the Company shareholder, the quantity and the category of the shares he (she) holds;
- Name, surname (company name) of the shareholders nominating the candidate, the quantity and the category of the shares they hold, numbers of personal accounts of the shareholders in the register.

The requirement is signed by a shareholder or his (her) fiduciary. If the requirement is signed by a fiduciary, a proxy should be attached.

If the initiator is a shareholder legal entity, the signature of a legal entity representative, acting according to its Charter without a proxy, is notarized by the stamp of the legal entity. If the requirement is signed by a representative of a legal entity, acting on its behalf by a proxy, a proxy should be attached to the requirement

14.7.4. The Board of Directors is obliged to consider all the received applications and make a decision on including the proposed candidates in the list for voting on election in the Board of Directors, on the position of General Director and in the Company Auditing Commission or on refusal on including not later than 15 days after the end of the term stipulated by clause 14.7.1. of the present Charter.

14.7.5. The decision on refusal on including the proposed candidates in the list of candidates for voting can be made by the Board of Directors in the following cases:

- the term of presenting applications provided by the present Charter is not observed;
- the application contains incomplete data, and/or documents, which attachment to the offer is provided by the present Charter, are not presented;
- shareholders presented the application do not hold the necessary quantity of polling shares on the date of presenting the offer;
- initiators of including the application are not registered in the shareholders register and/or have no representation authorities of the appropriate shareholders;
- candidates in the corresponding bodies of the Company management and control included in the application do not meet the requirements of the Federal law "On joint-stock companies" and the present Charter;
- the application does not meet the requirements of the Federal law "On joint-stock companies" and other legal acts of the Russian Federation;
- the order of nominating candidates in the Company management and control bodies provided by the Federal law "On joint-stock companies" is not observed.

14.7.6. The motivated refusal of the Board of Directors on including the candidates in the list for voting on election in the Board of Directors, on the position of General Director and in the Company Auditing Commission is directed to the shareholder(s) contributed the offer not later than 3 days since the time of making the decision

14.7.7. The decision of the Company Board of Directors on refusal on including the candidates in the list for voting on election in the Board of Directors and in the Auditing Commission can be appealed against in court.

14.8. Informing shareholders on holding the general meeting

14.8.1. Informing shareholders on holding the general meeting is performed not later than 30 days prior to the date of holding the general meeting by publishing a press release in the regional newspaper "News of Yugra" and by sending the following documents to the shareholders by registered letters or personal delivery:

- text of the message on holding the general meeting;
- bulletins for voting.

14.8.2. In case of including in the agenda issues, voting on which according to the Federal Law "On joint-stock companies" can cause appearance of the shareholders right to require the Company redemption of their shares, a special form for a written request of the Company redemption of their shares is also send to shareholders.

In case the agenda includes the issue of decreasing the authorized capital by purchase of a part of the placed shares with the purpose of their settlement, a special form for a written application for sale of their shares to the Company is also send to shareholders.

Date of informing shareholders on holding the general meeting is defined by the date of a press release publication in the newspaper "News of Yugra", by the date of postal delivery or personal delivery of the message.

14.8.3. The Company has the right to inform shareholders additionally on holding the general meeting of shareholders through other mass media (publishing bodies, television, radio).

14.8.4. Materials, subject to obligatory presenting to the shareholders at preparation to the general meeting of shareholders, include:

- the Company annual report;
- conclusions of the Auditing Commission and the auditor of the Company by the results of the annual inspection of finance economic activity of the Company;
- information on candidates in the Company Board of Directors and the Company Auditing Commission;
- draft of alterations and additions, entered in the Company Charter or in the draft of the Company Charter in a new wording.

14.8.5. A shareholder has the right to get acquainted with materials on preparation to holding the general meeting of shareholders at the addresses given in the message.

A shareholder has the right to make copies of all the meeting materials at the mentioned addresses. A shareholder has the right to require sending him (her) the mentioned materials by post, on condition of his (her) payment of postal services.

14.8.6. In a case if a person registered in the Company shareholder register is a nominal holder of shares, the message on holding of general meeting is directed to the nominal holder of shares. The nominal holder of shares is obliged to inform its clients in the order and terms provided by the legal acts of the Russian Federation or the agreement with the client.

14.9. Accounting commission Secretariat of the general meeting

14.9.1. The Company has the Accounting Commission, which personal structure is approved by the general meeting of shareholders under the offer of the Company Board of Directors.

14.9.2. The Accounting Commission is approved at the annual general meeting of shareholders in the order provided by "Regulations on the Accounting Commission" for the term of 3 years, consisting of seven persons. Before election of the new structure of the Accounting Commission its functions are performed by the former structure. The Chairman of the Accounting is elected by simple majority from the total number of the Accounting Commission members. The Accounting Commission can not include members of the Company Board of Director, members of the Company Auditing commission, members of the Management, General Director of the

Company, and also managing organization or a manager, and also persons nominated as candidates for these positions.

14.9.3. The Accounting Commission functions include:

- issuing and sending bulletins for voting and other information (materials) of the general meeting;
- keeping a register of issued (sent) bulletins;
- record-keeping of proxies and rights provided by them with reflection in respective journal;
- registration of the general meeting participants;
- determination of a quorum for the general meeting;
- explaining questions arising in connection with shareholders (their representatives) realization their voting right at the general meeting;
- explaining the voting order on issues put for voting, providing the established order for voting and the shareholders rights to participate in voting;
- vote tabulation and summarizing, executing a protocol on the totals of voting;
- transfer of the bulletins for voting to the Company archive.

14.9.4. The secretariat of the general meeting (its members and the head) is formed and approved by the Board of Directors for the period of preparation and holding the general meeting.

14.9.5. The secretariat functions include:

- keeping the protocol of the general meeting of shareholders and preparation of the necessary statements from it;
- making a list of speakers;
- registering requests and applications of speakers;
- collecting and transferring written questions to the lectures to presidium;
- transferring the general meeting documents to the Company archive.

14.9.6. The head of the secretariat (the secretary) signs bulletins for voting, protocols of the general meeting, protocols of the general meeting of the shareholders, statements from the protocol of the general meeting of the shareholders.

15. The Company Board of Directors

15.1. Competence of the Board of Directors

15.1.1. The competence of Board of Directors includes issues of the Company general management except for the issues referred by the present Charter to the exclusive competence of the general meeting of shareholders.

The following issues fall into the exclusive competence of Board of Directors:

1. determination of priority sectors of the Company activity;
2. convocation of the annual and extraordinary general shareholders meetings;
3. approval of the general meeting of shareholders agenda;
4. determination of the date for making a list of the shareholders having the right for participation in the general meeting;
5. determination of the date, place and time of holding the general meeting of shareholders, the order of informing the shareholders on holding the general meeting;
6. determination of the list of information (materials) given to the shareholders during preparation for holding general shareholders meeting;
7. determination of the voting bulletin form and text in case of voting by bulletins;
8. entering an offer on personal structure of the Accounting Commission;
9. consideration and making decisions about including in the general shareholders meeting agenda the following issues:

- on the Company reorganization,

- on non-use of the preferential right of the shareholders on purchase of the Company shares or securities convertible in shares,
- determination of the form of the Company message informing its shareholders, including determination of a publication body in case the form of the message is publication,
- subdivision and consolidation of shares,
- concluding bargains being of interest of the following persons:
  a) interested in the bargain,
  b) owing 20 or more percent of the polling shares of the legal entity, which is a bargain party,
  c) occupying posts in management bodies of the legal entity, being a bargain party or participating in it as a representative or an intermediary,
- undertaking large bargains connected with the Company purchase and alienation of property,
- the Company purchase and redemption of the placed shares,
- participation in holding companies, financial -industrial groups;

10. increasing the Company authorized capital by means of increasing shares face value or by the Company placing of shares within amount and the category of declared shares and making the respective alterations in the Company Charter;

11. the Company placing of shares or other securities;

12. determination of the market value of the property;

13. purchase of shares, bonds or other securities placed by the Company;

14. recommendations on the amount of remuneration and compensations paid to the members of the Board of Directors and the Auditing Commission of the Company and determination of the amount of payment to the Company auditor;

15. recommendations on the amount of annual dividends on shares, form and order of their payment;

16. making a decision about intermediate dividends payment, their amount, form and payment order;

17. using reserve fund and other funds of the Company;

18. approval of the internal Company documents regulating the issues, included in the Board of Directors competence, except for the documents approved by the general meeting of shareholders;

19. the Company subsidiaries and representations establishment and their liquidation;

20. making decisions on the Company participation (termination of participation, changing participation part) in other organizations, associations of commercial organizations, including by sale, shares purchase, as a part of other organizations, except for making decisions about the Company participation in holding companies, financial - industrial groups;

21. concluding large bargains, which subject is the Company property valued from 25 up to 50 percent of balance cost of the Company assets for the date of making a decision about undertaking such bargains;

Coordination of bargains or some interconnected bargains connected with the Company purchase of the property valued from 2 to 25 percent, and also transfer or opportunity of transfer of the property valued from 1 to 25 percent of balance cost of the Company assets for the date of making a decision about concluding such bargains, undertaken in the process of usual economic activity;

22. concluding bargains at presence of interest of the following persons:

- being a party of such bargain or taking part in it as a representative or an intermediary,
- owing 20 or more percent of the polling shares of the legal entity, being a bargain party or taking part in it as a representative or an intermediary,
- occupying posts in management bodies of the legal entity, being a bargain party or participating in it as a representative or an intermediary;

23. approval of results of additional shares placing;

24. approval of a shareholder requirement form for the Company redemption of shares and shareholder application form for the sale of shares to the Company;

25. preliminary approval of the annual report not later than 30 days before the general meeting;

26. disposal of purchased and redeemed shares, and also shares received at the Company disposal by the violation of buyer s responsibilities on their purchase;

27. election and re-election of the Chairman of the Company Board of directors;

28. determination of the person authorized to sign the contract (agreement) with the Company General Director and members of the Management;

29. determination of the person authorized to act as General Director in case of his impossibility to realize his powers;

30. approval of quantitative and personal structure the Company Management and remuneration amount paid to its members under the offer of General Director, and also prescheduled termination of its powers or powers of its separate members;

31. determination of structure, volume and order of protecting the information being a commercial secret;

32. determination of quantitative structure of the general meeting secretariat and election of its members for the period of preparation and holding the general meeting;

33. making a decision about the independent Registrar choice and concluding with it a contract for providing services of conducting the securities owners register;

34. making decisions about securities issue, approval of emissions resumes and reports on securities issue results;

35. consideration of conclusions of the Auditing Commission and the Company auditor;

36. approval of the contracts (agreements) conditions concluded with General Director and members of the Company Management;

37. validity prolongation of the contract (agreement) with General Director within the period established by the present Charter;

38. consideration of the issue about General Director remuneration by the financial-economic activity results;

39. termination of the contract with General Director in case of prescheduled termination of his(her) powers by general meeting of shareholders.

The issues included in the Company Board of Directors exclusive competence can not be transferred to decision of the Management.

15.2. Election of the Board of Directors

15.2.1. The Company Board of Directors members is elected annually by the general meeting of shareholders in the order provided by Regulations on the Board of Directors .

Term of office of the Board of Directors members is estimated from the moment of their election by the annual general meeting up to the moment of election of the new Board of Directors members by the following annual general meeting.

15.2.2. Persons elected in the Company Board of Directors can be re-elected unrestricted number of times.

15.2.3. Under the decision of the general meeting of shareholders the authority of any member (all members) of the Company Board of Directors can be terminated ahead of schedule.

In case of election of the Company Board of Directors by cumulative voting, the decision of the general meeting of shareholders on prescheduled authority termination can be made only in respect of all the members of the Company Board of Directors.

In case of prescheduled termination of the Board of Directors authority, the authority of the newly elected Board of Directors is effective till the moment of election (re-election) of the new Board of Directors members at the nearest annual general meeting.

15.2.4. A member of the Board of Directors has the right at any time to terminate his authority voluntary, having informed other members of the Board of Directors in writing, herewith the authority of the rest of the Board of Directors members does not terminate, except for the case, stipulated by clause. 15.2.5 of the present Charter.

15.2.5. In case if the quantity of the Company Board of Directors members becomes less than half of the quantity stipulated by the present Charter, the Board of directors is obliged to call the extraordinary general meeting of shareholders for election of new members of the Board of Directors. The remained members of the Company Board of Directors have the right to make a decision only on convocation of such extraordinary general meeting of shareholders.

15.2.6. The members of the Company Management can not constitute majority in the Company Board of Directors. General Director can not be simultaneously the Chairman of the Company Board of Directors.

Requirements to persons elected in the Company Board of Directors are provided by Regulations on the Board of Directors .

15.2.7. The Company Board of Directors is elected by the general meeting of shareholders in quantity of nine members.

15.3. The Chairman of the Company Board of Directors

15.3.1. The Chairman of the Company Board of Directors is elected by members of the Board of Directors by majority of the total number of elected members of the Company Board of Directors.

15.3.2. The Board of Directors has the right at any time to re-elect its Chairman by majority of the total number of elected members of the Company Board of Directors.

15.3.3. The Chairman of the Company Board of Directors:

- organizes the Board of Directors functioning;
- calls meetings of the Board of Directors or organize correspondence voting;
- organize keeping a protocol at the meetings.

15.3.4. The Board of Directors has the right to appoint the Deputy Chairman of the Board of Directors. In case of absence of the Company Board of Directors Chairman, his (her) functions (including the right to sign documents) are performed by his (her) Deputy, and in case of absence of the latter - by one of the members of the Board of Directors under the decision of the Company Board of Directors made by majority of its members participating in the meeting.

15.4. The Board of Directors meeting

15.4.1. The Board of Directors meeting is called by the Chairman of the Board of Directors at its own initiative, at a request of any member of the Board of Directors, the Auditing Commission, the Company auditor, General Director, the Company Management. The order of convocation of the Board of Directors meetings is stipulated by Regulations on the Board of Directors .

If necessary the Board of Directors can make decisions by correspondence voting (polling way).

15.4.2. Quorum for holding the meeting of the Board of Directors is the presence of half quantity of the elected Board of Directors members.

15.4.3. When approving issues at the Board of Directors meetings each member of the Board of Directors has one vote.

Transfer of a vote by one member of the Company Board of Directors to another member of the Company Board of Directors is prohibited.

In case of equality of votes of the Company Board of Directors members when making decisions, the Chairman of the Company Board of Directors has the right of casting vote.

15.4.4. Decisions of the Board of Directors are made by majority of its members present at the meeting or taken part in correspondence voting, except for the cases:

- making decisions on concluding large bargains, which subject is the property with the cost of 25 up to 50 percents of the balance cost of the Company assets on the date of decision on concluding such bargains,
- defining priorities for the Company activity,
- making decisions on increasing the authorized capital by increasing share face value, within quantity and category of the registered shares,
- making decisions on the Company participation in other organization,

which are approved unanimously by the Board of Directors members participating in the meeting or taking part in correspondence voting.

In case if there is no unanimity at voting by the Board of Directors members, the issues are referred for decision of the general meeting of shareholders.

15.4.5. At the meeting of the Company Board of Directors a protocol is being kept. The protocol of the Company Board of Directors meeting is composed not later than 10 days after its holding. The protocol indicates:

- place and time of its holding ;
- persons present at the meeting;
- the meeting agenda;
- issues put for voting, and results of voting;
- decisions made.

The protocol of the Company Board of Directors meeting is signed by the Chairman of the meeting and the secretary of the Board of Directors, responsible for correctness of protocol executing.

Protocols of all meetings of the Board of Directors are kept in the order established by it. Protocols of meetings should be available for acquaintance to any shareholder (his (her) representative), a member of the Board of Directors, a member of the Auditing Commission, the Company auditor at the location of the executive body of the Company or in the other place defined by the Board of Directors.

15.4.6. The meeting of the Board of Directors on the year results is held not earlier than 60 days after a fiscal year end and not later than 30 days prior to the date of holding the annual general meeting of shareholders with the purpose of consideration drafts of the annual report, the Company balance, profit and loss statement.

15.4.7. A notification message on the Board of directors meeting is sent to each member of Board of Directors in written form in order and terms defined by Regulations on the Board of Directors. A notification message includes the meeting agenda. All the necessary documents connected with the agenda are attached to the notification message. Issues not mentioned in the notification message can not be considered on the Board of Directors meeting. If necessary any Board of Directors meeting can be postponed with the consent of all present members of Board of Directors.

16. Executive bodies of the Company

16.1. Control of the current activity of the Company is carried out by General Director and Management of the Company. General Director is the Chairman of the Management.

16.2. Rights and duties, terms of power and salary of General Director are defined by the Contract (Agreement), concluded with the Company. On behalf of the Company the Contract

(Agreement) is signed by the Chairman of the Board of Directors or a person authorized by the Company Board of Directors.

16.3. Competence of the executive bodies of the Company include all issues of controlling the current activity of the Company, except the issues referred to the exclusive competence of the general meeting of shareholders and the Company Board of Directors.

Executive bodies of the Company organize execution of decisions of the general meeting of shareholders and the Company Board of Directors.

16.4. General Director acts on behalf of the Company without a proxy including:

- realizes operative management of the Company activity;
- has the right of the first signature in financial documents;
- manages the Company property for providing its current activity within complete economic conduct in compliance with the legislation of the Russian Federation;
- represents interests of the Company both in the Russian Federation, and outside it, including foreign states;
- approves the personnel list, concludes employment agreements (contracts) with the Company employees, uses measures of encouragement and imposes penalties on them;
- appoints and dispenses from posts the principals of subsidiaries and concludes contracts with them, uses measures of encouragement and imposes penalties on them;
- acts as the Chairman at the general shareholders meeting;
- controls functioning of the Management, acts as the Chairman at its meetings;
- presents personal structure of the Management members to the Board of Directors for their approval;
- concludes bargains on behalf of the Company except the cases stipulated by the Federal Law "On Joint-Stock Companies" and the present Charter;
- issues proxies on behalf of the Company;
- opens accounts of the Company in banks;
- organizes accounting and reporting of the Company;
- issues orders and gives instructions, obligatory for execution by all employees of the Company;
- executes other functions necessary for achieving aims of the Company activity and providing its normal operation, in compliance with the current legislation and the present Charter, except the functions referred to other bodies of the Company management by the Federal Law "On Joint-Stock Companies" and the present Charter.

16.5. Validity of the contract (agreement) of General Director can not exist more than 5 years.

Period of General Director powers is calculated from the moment of his (her) appointment by the general meeting of shareholders.

Appointment of General Director and prescheduled termination of his (her) powers are realized by the general meeting of shareholders.

For prescheduled termination of the Company General Director powers the Board of Directors is obliged in compliance with established order to make a decision about convocation of the extraordinary meeting of shareholders for decision of issues of prescheduled termination of the Company General Director powers and appointment of the new General Director or including the above mentioned issues in the agenda of the annual general meeting of shareholders.

16.6. The Management is the collective executive body of the Company, governed by General Director it makes decisions on issues of current management of the Company activity during the period between general meetings and meetings of the Board of Directors.

16.7. The Management acts on the basis of the present Charter and also Regulations on Management and other internal documents of the Company.

16.8. The Management holds meetings when necessary.

Meetings of the Management are organized by General Director, who signs all the documents on behalf of the Company and protocols of the Management meetings.

At the Management meeting a protocol is kept. Protocol of the Management meeting is provided to the members of the Board of Directors, the Auditing Commission and the auditor of the Company upon their request.

16.9. Requirements to persons elected on post of General Director and as a member of the Management are provided by Regulations on General Director and the Management.

16.10. A person occupying a post of General Director or being a member of the Management can combine posts in managing bodies of other organizations only with the agreement of the Company Board of Directors.

17. Liability of members of the Board of Directors and members of executive bodies of the Company

17.1. Members of the Company Board of Directors, General director and members of the Management at execution of their rights and obligations should act in concerns of the Company, realize their rights and obligations honestly and reasonably in respect of the Company.

17.2. Members of the Company Board of Directors, General director and members of the Management bear liability to the Company for losses caused to the Company by their fault actions (inactivity), if other basis and amount of liability are not defined by the Federal laws.

Herewith the members of the Company Board of Directors and the Management, who voted against the decision, which caused the Company losses or not taken part in voting, do not bear liability.

17.3. At determination of the basis and amount of liability of members of the Company Board of Directors, General director and members of the Management the usual conditions of business turn and other circumstances important for a case should be taken into consideration.

17.4. In case if in compliance with the provisions of the present clause of the Charter the liability is born by several persons, their liability before the Company is joint and several.

17.5. The Company or a shareholder (shareholders) holding in the aggregate not less than one percent of the placed common shares of the Company has the right to apply to court with a suit to a member of the Company Board of Directors, General director, a member of the Management for compensation of losses caused to the Company.

18. The Company Auditing Commission

18.1. Supervision of the Company financial economic activity is carried out by the Auditing Commission. The activity of the Auditing Commission is defined by Regulations on the Auditing Commission, approved by the general meeting of shareholders.

18.2. Within the framework of supervision of the Company financial economic activity the competence of the Auditing Commission include:

- inspection of the Company financial documentation, accounting, conclusions of the Commission on property inventory, comparing the given documents with primary accounting data;
- analysis of conformity of conducting accounting and statistics to the ongoing legislation and normative acts;
- analysis of the Company financial status, its solvency, assets liquidity, ratio of own and loaned assets, net assets and the authorized capital, revealing the reserves of improving the Company economic condition and working out the recommendations for the Company management bodies;
- inspection of timeliness and correctness of payments to the products and services suppliers, payments in the budget, setting off and payment of dividends, interests under the bonds, cancellations, other obligations;

- inspection of validity of data included in accounting balances, profit and loss statement, annual reports of the Company, its profit allocation, accounting documentation for tax inspection, statistical bodies, bodies of state management;
- inspection of legality of contracts concluded on behalf of the Company, performed bargains, payments to the contractors;
- inspection of authority of decisions made by the Board of Directors, the Management, General Director, the Liquidating Commission and their conformity to the Company Charter and decisions of the general meeting of shareholders;
- analysis of the general meeting decisions, moving resolutions on their variation or non-use at divergences with the legislation and normative acts and the Company Charter.

18.3. Upon the request of the Company Auditing Commission the persons, occupying posts in the Company management bodies, are obliged to present documents on the Company financial economic activity.

18.4. Auditing of the Company financial economic activity is carried out on the results of the Company activity for one year.

18.5. The Company is obliged to store the conclusion on results of auditing financial economic activity issued by the Auditing Commission.

18.6. The Auditing Commission consists of three persons elected by majority of the shareholders of the polling shares of the Company, participating in the general meeting, and having the right to participate in voting on the given issue.

The period of the Auditing Commission powers lasts from the moment of its election by the annual meeting till the day of election (re-election) of the Auditing Commission by the next annual general meeting.

18.7. The powers of separate members or all personnel of the Auditing Commission can be terminated prescheduled by the decision of the general meeting of shareholders and in the order, provided by Regulations on the Auditing Commission.

In a case if the quantity of the Auditing Commission members becomes less than a half of the quantity, provided by the present Charter, the Board of Directors is obliged to call the extraordinary general meeting of shareholders for election of new personnel of the Auditing Commission.

In case of prescheduled termination of the Auditing Commission powers, the powers of the Auditing Commission new personnel act till the moment of election (re-election) of the Auditing Commission by the annual general meeting, following the annual general meeting, on which the Auditing Commission personnel ceased its powers was elected.

18.8. Shares belonging to the members of the Board of Directors, members of the Management, General Director can not participate in voting at election of the Company Auditing Commission.

18.9. Only a shareholder of the Company can be a member of the Auditing Commission. Members of the Auditing Commission can not be simultaneously members of the Board of Directors, the Management, the Liquidating Commission, and also occupy a post of General Director.

18.10. The Auditing Commission elects its Chairman and secretary from its personnel.

19. Shareholder register

19.1. In the order provided by the ongoing legislation of the Russian Federation the Company entrust a specialized registrar to manage and store its shareholder register. Herewith the Company is not relieved of the liability for its management and storage.

19.2. The shareholder register of the Company includes data on each registered person (a shareholder or a nominal holder of shares), quantity and categories of shares referred to the name of each registered person, other information stipulated by the legal acts of the Russian Federation.

19.3. A person registered in the shareholder register of the Company is obliged to inform the holder of the Company shareholder register in good time on his (her) data changes. In case of his (her) non-presentation of data change, the Company and the specialized registrar do not bear liability for losses caused in this connection.

19.4. Inclusion of records into the Company shareholder register is realized upon request of a shareholder or a nominal holder of shares not later than three days from the moment of documents submission provided by the legal acts of the Russian Federation.

19.5. Refusal of entering records in the Company shareholder register is not allowed, except for the cases stipulated by the legal acts of the Russian Federation. In case of refusal of entering records into the Company shareholder register, the holder of the mentioned register sends a motivated notice of refusal from entering a record to the person requiring entering the record not later than five days from the moment of presenting a request of entering a record in the Company shareholder register.

Refusal of entering records in the Company shareholder register can be appealed in court. Under the decree the holder of the Company shareholder register is obliged to enter the appropriate record in the mentioned register.

19.6. Upon a request of a shareholder or a nominal holder of shares the holder of the Company shareholder register is obliged to confirm his (her) rights for shares by issuing a statement from the Company shareholder register, which is not a security.

20. Large bargains

20.1. Large bargains are:

- a bargain or some interdependent bargains, connected with purchase or transfer or possibility of transfer of property directly or indirectly by the Company, when the property cost constitutes more than 25 percents of the Company assets balance cost on date of the decision on conclusion of such bargains, except for bargains concluded during execution of usual economic activity;
- a bargain or some interdependent bargains, connected with placing of common shares or preferred shared convertible into common shares, making more than 25 percents of the common shares placed by the Company earlier.

20.2. Evaluation of the cost of property, being a subject of a large bargain, is performed by the Company Board of Directors in compliance with clause 11.5. of the present Charter.

20.3. The decision on concluding a large bargain, which subject is property with the cost of 25 up to 50 percents of the Company assets balance cost on the date of a decision on conclusion of such a bargain, is approved by the Company Board of Directors unanimously, herewith the votes of the members left the Board of Directors are not taken into account

In case if there is no unanimous decision of the Company Board of Directors on the issue of concluding a large bargain, then by the decision of the Company Board of Directors the issue on concluding a large bargain can be referred for decision of the general meeting of shareholders.

20.4. The decision on concluding a large bargain, which subject is property with the cost of more than 50 percents of the Company assets balance cost on the date of a decision on conclusion of such a bargain, is approved by the general meeting of shareholders by the majority in three quarters of votes of shareholders - holders of the polling shares present at the meeting.

21. Interest in concluding a bargain by the Company

21.1. Persons, interested in concluding a bargain by the Company, are members of the Company Board of Directors, a person occupying a post in other management bodies of the Company, a shareholder (shareholders), holding together with his (her) affiliates 20 or more percents of the Company polling shares, in case if the mentioned persons, their spouses, parents, children, brothers, sisters, and also all their affiliates:

- are a party of such bargain or participate in it as a representative or an intermediary;
- hold 20 or more percents of polling shares of the legal entity which is a party of the bargain or participating in it as a representative or an intermediary;
- occupy posts in management bodies of the legal entity which is a party of the bargain or participating in it as a representative or an intermediary.

21.2. The persons mentioned in clause 21.1. of the present Charter are obliged to inform the Company Board of Directors, the Company Auditing Commission and the Company auditor of the following:

- legal persons, in which they hold independently or together with its affiliate(s) 20 or more percents of the polling shares;
- legal persons, in which they occupy posts in management bodies;
- concluded or supposed bargains known to them, in which they can be considered interested persons.

21.3. The decision on concluding a bargain by the Company, which is of interest, is approved by the Company Board of Directors by majority of Directors not interested in its conclusion.

21.4. For making a decision on concluding a bargain, which is of interest, the Company Board of Directors should define, that the cost, which the Company will receive for transferred property or provided services, is not lower than the market cost of this property or services, or the cost of property or services purchase does not exceed the market cost of this property or services defined in compliance with clause 11.5. of the present Charter.

21.5. The decision on the Company concluding a bargain, which is of interest, is approved by the general meeting of shareholders holders of polling shares by the majority of shareholders not interested in the bargain in the following cases:

- if the amount of payment under the bargain and the cost of the property, being the subject of the bargain, defined in compliance with clause 11.5. of the present Charter, exceeds two percents of the Company assets;
- if a bargain or some interdependent bargains are placing of the Company polling shares or other securities convertible into polling shares, in the quantity exceeding two percents of the Company shares placed earlier.

21.6. Concluding a bargain, which is of interest, do not require the decision of the general meeting of the shareholders stipulated by clause 21.5. of the present Charter, in case if:

- the bargain represents a loan granted by an interested person to the Company;
- the bargain is concluded during execution of usual economic activity between the Company and other party, taking place before the moment, from which the person is considered as interested one in compliance with clause. 21.1 of the present Charter (decision it is not required before the date of holding the following general meeting of shareholders).

21.7. In case of impossibility of bargains definition on the date of holding the general meeting of shareholders, when the bargains are concluded pending economic relations between the Company and the other party of the bargain, in which conclusion an interest can occur, the requests of clause 21.5 of the present Charter are considered executed under condition of the general meeting of shareholders making a decision on establishment of contractual relations between the Company and another person with indication of character of bargains, which can be concluded, and their limiting amounts.

21.8. In case if all members of the Company Board of Directors are considered interested persons, a bargain can be concluded by the decision of the general meeting of shareholders, made by majority of the shareholders not interested in the bargain.

21.9. In case if the bargain, which is of interest, is simultaneously a large bargain connected with the Company property purchase and transfer, the order of its conclusion is performed pursuant to clause 20 "Large bargains" of the present Charter.

21.10. Additional requirements to the order of concluding a bargain, which is of interest, can be defined by the Federal Securities and Stock Market Commission of the Russian Federation.

21.11. The bargain, which is of interest, concluded with breach of requirements to a bargain, provided by clauses 21.3. - 21.10. of the Company Charter, can be recognized invalid.

21.12. An interested person is liable to the Company in amount of losses, caused to the Company. In case if the liability is born by several persons, their liability to the Company is joint and several.

22. Affiliated persons of the Company

22.1. A person is recognized affiliated in compliance with requirements of antimonopoly legislation of the Russian Federation.

22.2. Affiliated persons of the Company are obliged to inform the Company in writing about the Company shares he (she, it) holds indicating their quantity and categories not later than 10 days since the date of share purchase.

22.3. In case if as a result of non-presentation or delayed presentation of the mentioned information on the affiliated person fault the Company suffers property damage, the affiliated person is liable to the Company at a rate of the caused damage.

22.4. The company is obliged to keep account of its affiliated persons and to present a report on them according to requirements of the legislation of the Russian Federation.

23. Accounting and reporting
The Company Funds

23.1. The profit (income), remaining in the Company after tax payment, other payments and dues in budget and extra-budgetary funds, enters at its complete disposal and is used by the Company independently.

For provision of the Company obligations, its industrial and social development specialized funds are established in the Company at the expense of the profit (income) remaining after tax payment, payments and dues and other receipts.

23.1.1. The Company reserve fund is established in the amount of twenty-five percents of the Company authorized capital and is intended for covering its losses, and also for settlement of the Company bonds and redemption of the Company shares in case of other means absence.

The reserve fund can not be used in other purposes.

23.1.2. Director fund is established in the amount of one percent from the Company net income and is intended for awarding the Company employees and other incentive purposes.

23.1.3. The Company accumulation fund is formed at the expense of net income on approved by the Company Management percent from the Company main activity income.

23.1.4. The specialized shareholding fund of the Company is formed at a rate of up to ten percents of net income and is spent solely for purchase of the Company shares sold by shareholders, for their subsequent placing to the Company employees.

23.1.5. For forming reserve fund, director fund, accumulation fund, special fund and for centralization of depreciation charges the Company subsidiaries transfer means to the Company in amounts and terms approved by the Company Management.

23.1.6. Consumption fund is formed on the percent from the Company subsidiaries net income approved by the Company Management.

Consumption fund is spent for financial incentives, social protection of the Company employees and other similar purposes, which are not resulting in creation of the Company new property.

23.1.7. Amounts of the mentioned funds should not exceed the Company net income.

23.2. Retained profit of past years is joined to retained profit of a financial year and is directed on payment of dividends under the decision of the general meeting or the Board of Directors.

23.3. The Company is obliged to conduct bookkeeping and present fiscal reporting in the order provided by the Federal law "On joint-stock companies" and other legal acts of the Russian Federation.

23.4. The liability for organization, status and validity of bookkeeping in the Company, duly submission of the annual report and other fiscal reporting in appropriate bodies, and also information on the Company activity presented to shareholders, creditors and in mass media, is born by General director of the Company according to the Federal Law "On joint-stock companies", other legal acts of the Russian Federation and the present Charter.

23.5. Accounting policy, organization of document circulation in the Company, in its subsidiaries and representations is defined by the order of General director.

23.6. A fiscal year is defined from January 1 to December 31.

23.7. Validity of data contained in the Company annual report to the general meeting of shareholders, balance sheet, profit and loss statement should be confirmed by the Company Auditing Commission.

Before the Company publication of the mentioned documents the Company is obliged to involve an auditor, not connected with the Company or its shareholders by property interests, in the annual inspection and confirmation of the annual fiscal accounting.

23.8. The Company annual report is subject to preliminary approval by the Company Board of Directors not later than 30 days prior to the date of holding the annual general meeting of shareholders.

24. The Company auditor

24.1. The Company auditor carries out inspection of the Company financial economic activity in compliance with the legal acts of the Russian Federation and on the basis of the concluded agreement.

24.2. The general meeting of shareholders approves of the Company auditor.

Amount of payment for the auditor services is defined by the Company Board of Directors.

24.3. The Company internal audit is carried out by the Company Auditing Commission.

25. Information about the Company

25.1. The company provides shareholders with access to the documents stipulated by clause 26.1 of the present Charter, except for the documents of bookkeeping and protocols of the Company Management meetings.

On demand of a shareholder the Company is obliged to present him (her) paid copies of the mentioned documents and other documents of the Company, provided by the legal acts of the Russian Federation. Amount of payment is defined by the Company Management and can not exceed expenses on manufacturing copies of the documents and payment of expenses, connected with sending the documents by post.

25.2. The company is obliged to publish available for all shareholders of the Company information on the Company activity in mass media according to the Russian Federation legislation.

26. The Company documents

26.1. The Company is obliged to store the following documents:

- the Charter, duly registered alterations and additions, included in the Company Charter, the decision on the Company establishing, the certificate of the Company state registration;

- documents, confirming the Company rights for property in its balance;
- internal documents of the Company approved by the general meeting of shareholders and other management bodies of the Company;
- Regulations on the Company subsidiaries or representations;
- annual financial reports;
- drafts of the Company share emissions;
- bookkeeping documents;
- documents of financial reporting presented in the appropriate bodies;
- protocols of the Company general meetings of shareholders, meetings of the Company Board of Directors, the Company Auditing Commission and the Company Management;
- lists of the company affiliated persons with indication of quantity and category of shares they hold;
- conclusions of the Company Auditing commission, state and municipal bodies of financial control;
- other documents stipulated by the Federal law "On joint-stock companies", the present Charter, internal documents of the Company, decisions of the general meeting of shareholders, the Company Board of Directors, the Company Management, and also documents stipulated by the legal acts of the Russian Federation.

26.2. The Company stores documents stipulated by clause 26.1. of the present Charter at the place of the Company Management location or in other place known and available for the Company shareholders, creditors and other interested persons.

27. Reorganization of the Company

27.1. The Company can be reorganized voluntary under the decision of the general meeting of shareholders.

Other basis and order of the Company reorganization are defined by the Civil Code of the Russian Federation and the Federal laws.

27.2. The Company reorganization can be carried out in the form of merger, takeover, separation, extraction and transformation to other organization-legal form in the order stipulated by the Federal law "On joint-stock companies".

27.3. The Company is considered reorganized since the time of state registration of the newly established entities, except for the cases of reorganization in a form of takeover.

At the Company reorganization in a form of taking over to another Company, the first of them is considered reorganized since the time of entering a record about activity termination of the joined Company in the uniform state register of entities by a state registration body.

27.4. At the Company reorganization the respective alterations are included in the present Charter, the deed of transfer and the separating balance are constituted.

The deed of transfer and the separating balance should contain regulations on assignment under all responsibilities of the Company concerning all of its creditors and debtors.

The deed of transfer and the separating balance are approved by the general meeting of shareholders by majority of holders of the Company polling shares or their authorized representatives taking part in the meeting.

27.5. Not later than 30 days since the date of making the decision on reorganization the Company notifies its creditors in written form. A creditor has the right to require the Company termination or prior execution of obligations and payments of connected with it costs by a written notice in terms:

- not later than 30 days since the Company sending the notification of reorganization in a form of merger, takeover or transformation to a creditor;

- not later than 60 days since the Company sending the notification of reorganization in a form of separation or extraction to a creditor.

If the separating balance does not give an opportunity to define the assignee of the reorganized Company, then the newly established entities bear the joint and several liability under the obligations of the reorganized Company to its creditors.

28. The order of the Company liquidation The Liquidating Commission

28.1. The Company can be liquidated voluntary in the order provided by clause 2 article 61 of the Civil Code of the Russian Federation, with provision for requirements of the Federal law "On joint-stock companies" and the present Charter. The Company can be liquidated under the decree on the bases provided by clause 2 article 61 of the Civil Code of the Russian Federation.

The Company liquidation entails its termination without transition of the rights and responsibilities to other persons by way of assignment.

28.2. In case of the Company voluntary liquidation the Board of Directors of the liquidated company refers the issue of the Company liquidation and appointment of the Liquidating Commission to the decision of the general meeting of shareholders.

The general meeting of shareholders of the voluntary liquidated Company makes a decision on the Company liquidation and the Liquidating Commission appointment in the quantity equal to the quantitative structure of the Board of Directors defined by the present Charter.

Nomination procedure in the Liquidating Commission and voting procedure are defined by Regulations on the Liquidating Commission.

At compulsory liquidation the Liquidating Commission is nominated by court (arbitration), which defines its quantitative structure.

28.3. From the moment of the Liquidating Commission appointment all authorities on the Company business management are transferred to it. The Liquidating Commission appears in court on behalf of the liquidated Company.

Pursuant to the norms of the Russian Federation civil legislation the Liquidating Commission bears liability for the harm caused to the Company, its shareholders, and also to third parties.

28.4. The Liquidating Commission publicizes the message about the Company liquidation, order and terms for its creditors requests presentation in press bodies, which publicize data on registration of legal entities. Term for creditors requests presentation can not be less than two months since the date of publicizing the message about the Company liquidation.

28.5. In case if at the time of making a decision on liquidation the Company has no liabilities to creditors, its property is distributed among shareholders in compliance with clauses 28.11 - 28.12 of the present Charter.

28.6. The liquidating commission arranges revealing creditors and getting receivables, and also notifies creditors of the Company liquidation in written form.

28.7. Upon termination of term for creditors requests presentation the Liquidating Commission constitutes intermediate liquidating balance, which contains information on the liquidated Company property structure, requests presented by creditors, and also results of their consideration. The intermediate liquidating balance is approved by the general meeting of shareholders in consultation with a body executed state registration of the liquidated Company.

28.8. If the available money resources of the liquidated Company are not enough for fulfilling creditors requirements, the Liquidating Commission performs sale of other property of the Company from public tenders in the order provided for performance of adjudication.

28.9. The liquidated Company money payments to the creditors are performed by the Liquidating Commission in the sequence order provided by clause 1 article 64 of the Civil Code of the Russian Federation, in compliance with the intermediate liquidating balance, since day of its

approval, except for the creditors of the fifth turn, payments to which are performed in one month expiration since the date of the intermediate liquidating balance approval.

28.10. After completion of settlements with creditors the Liquidating Commission constitutes the liquidating balance, which is approved by the general meeting of shareholders in consultation with a body executed state registration of the liquidated Company.

28.11. The property of the liquidated Company remained after the completion of settlements with creditors is distributed by the Liquidating Commission among shareholders in the following order:

- in the first turn payments on the shares, which should be redeemed in compliance with clause 11.4. of the present Charter are performed;
- in the second turn payments on set off, but not paid dividends on preferred shares and liquidating value on preferred shares defined by the Charter are performed;
- in third turn distribution of the liquidated Company property between the shareholders holders of common and preferred shares is performed.

28.12. Distribution of property of the each turn is carried out after complete distribution of property of the previous turn.

If the available property of the Company is not enough for payment of set off, but not paid dividends and liquidating value defined by the Charter to all shareholders - holders of preferred shares, the property is distributed between the shareholders - holders of preferred shares proportionally to the quantity of shares they hold.

28.13. Upon the receiver request and at the consent of the meeting of shareholders, return of the free property remainder can be performed by property, which he (she) earlier contributed in account of share payment. Thus, if this property cost is evaluated above the amount extraditable, the receiver should contribute net balance to the Company, otherwise he (she) receives only money returnable.

The property transferred by shareholders to the Company use is returned in the natural form without compensation at the time of liquidation.

28.14. The Company liquidation is considered completed, and the Company terminated its existence from the moment of making the corresponding entry in the uniform state register of legal entities by a body of state registration.

TABLE OF CONTENTS

Пронумеровано,
прошнуровано и
скреплено печатью

Сорок

АО «Хантымансийск-окртелеком»

СЕКРЕТАРИАТ

(подпись)

Deviations and addenda to the Statute of the Company proposed to approval of the general meeting of shareholders of "Khantymansiyskokrtelecom"

Previous wording	New wording
12.3. The Company shall pay dividends declared on the each category of shares. The dividends are paid, as a rule, by money. Dividends can also be paid in a form of shares (profit capitalization), other securities, property, transfer of property rights or other rights having money evaluation.	12.3. The Company shall pay dividends declared on the each category of shares. The dividends are paid by money. Dividends can also be paid by other property under the decision of the corresponding management body of the Company in case of the shareholder's consent on reception dividends in such a form.
15.1.1. The competence of Board of Directors includes questions of the Company general management except for the questions referred by the present Statute to the exclusive competence of the general meeting of shareholders. The following questions fall into the exclusive competence of Board of Directors: 14. recommendations on the amount of bonuses and compensations paid to the members of Board of Directors and Auditing Commission of the Company and determination of the amount of the Company Auditor payment; 39. other questions provided by the Federal Law "About joint-stock companies" and the Company Statute.	15.1.1. The competence of Board of Directors includes questions of the Company general management except for the questions referred by the present Statute to the exclusive competence of the general meeting of shareholders. The following questions fall into the exclusive competence of Board of Directors: 14. recommendations on the amount of bonuses and compensations paid to the members of Board of Directors of the Company and determination of the amount of the Company Auditor payment; 39. cancellation of the contract with General Director in case of his (her) powers prescheduled termination by the authorized general meeting of shareholders. 40. other questions provided by the Federal Law "About joint-stock companies" and the Company Statute.
15.4.7. The notification message on a session of Board of Directors is sent to each member of Board of Directors in written form in order and terms defined by the Regulations on Board of Directors. The notification message includes a session agenda. All the necessary documents connected with agenda are attached to the notification message. Questions not mentioned in the notification message can not be considered on a session of Board of directors. If necessary any session of Board of Directors can be postponed with the consent of all present members of Board of Directors.	15.4.7. The notification message on a session of Board of Directors is sent to each member of Board of Directors in written form in order and terms defined by the Regulations on Board of Directors, except for a session considering the Company Business–plan (including its editing). In this case the notification message is sent to each member of Board of Directors in written form not later than 20 days prior to date of a session. The notification message includes a session agenda. All the necessary documents connected with agenda are attached to the notification message. Questions not mentioned in the notification message can not be considered on a session of Board of directors. If necessary any session of Board of Directors can be postponed with the consent of all present members of Board of Directors.

15.4.8. absent	15.4.8. The first (organizing) session of Board of Directors will be held at the day of general meeting of the shareholders, on which the board of directors is elected (without preliminary sending of notification messages), for considering questions on the election of Chairman, his (her) Deputy and the secretary of Board of Directors.
18.1. Supervision of the Company financial economic activity is carried out by the Auditing Commission. The activity of the Auditing Commission is defined by the Regulations on the Auditing Commission, approved by the general meeting of shareholders.	18.1. The Auditing Commission carries out supervision of the Company financial economic activity, including its subsidiaries and representation. The activity of the Auditing Commission is defined by the Regulations on the Auditing Commission, approved by the general meeting of shareholders.
18.2. Within the framework of supervision of the Company financial economic activity the competence of the Auditing Commission include: • auditing of the Company financial documentation, accounting, the Commission on property inventory conclusions, comparing the given documents with primary accounting data; • analysis of conformity of conducting accounting and statistics to the current legislation and normative acts; • analysis of the Company financial status, its solvency, assets liquidity, ratio of an own and loaned facilities, net assets and share capital, revealing the reserves of improving the Company economic condition and working out the recommendations for the Company management bodies; • auditing of timeliness and correctness of payments to the products and services suppliers, payments in the budget of adding and payment of dividends of interests under the bonds, cancellation, other obligations; • auditing of validity of data included in accounting balances, account of profits and losses, annual reports of the Company, its profit allocation, accounting documentation for tax inspection, statistical organs, organs of state management; • auditing of legality of contracts concluding on behalf of the Company, performed transactions, payments to the contractors; • auditing of authority of decisions made by Board of Directors, Management, General Director, Liquidating Commission and their conformity to the Company Statute and decisions of the general meeting of shareholders; • analysis of the general meeting decisions, moving resolutions on their variation or non-use at divergences with the legislation and normative acts and the Company Statute;	18.2. The Auditing Commission within its competence carries out supervision of the Company activity on the following directions: • auditing of the Company financial economic activity including, if necessary, primary accounting data; • analysis of conformity of conducting accounting and statistics to the current normative documents; • analysis of the Company financial status, revealing the reserves of improving the Company economic condition; • auditing of conformity of transactions performed by the Company to conditions of transactions performed under comparable circumstances; • analysis of timeliness and correctness of payments to contractors, budgets of different level, shareholders and other creditors of the Company; • analysis of payments of the Company debtors, including timeliness and completeness of measures undertaken by the executive organs; • auditing of legality of the Company executive organs decisions, including concluded contracts and performed transactions; • other directions of the Company activity within the competence of the Auditing Commission.

18.3. Upon request of the Company Auditing Commission the persons, occupying posts in the Company management organs, are obliged to submit documents on the Company financial economic activity.	18.3. In process of activity realization the Auditing Commission has the right to require, and the persons occupying posts in the Company management organs are obliged to submit documents on the Company financial economic activity, including confidential.
18.4. Auditing of the Company financial economic activity is carried out on the results of the Company activity for one year.	18.4. The Auditing Commission carries out auditing of the Company financial economic activity on annual results. The Auditing Commission has the right to carry out at any time off-schedule auditing.
18.5. The Company is obliged to store the conclusion on results of financial economic activity auditing issued by the Auditing Commission.	18.5. The conclusions of the Auditing Commission are stored in the executive organ location or in other place known and accessible for shareholders and other interested persons.
18.6. The Auditing Commission consists of three persons elected by the majority of voices of the shareholders - owners of the polling shares of the Company, participating in the general meeting, and having the right to participate in voting on the given question. The period of the Auditing Commission powers lasts from the moment of its election by the annual meeting till the day of election (re-election) of the Auditing Commission by the next annual general meeting.	18.6. The Auditing Commission consists of three persons elected by the majority of voices of the shareholders - owners of the polling shares of the Company, participating in the general meeting, and having the right to participate in voting on the given question. In case if the quantity of the candidates, who took the majority of voices of the Company shares, exceeds the Auditing Commission quantitative structure, stipulated by the Statute, the candidates who took greater quantity of voices comparatively with other candidates will be considered selected.

18.7 The powers of separate members or all the personnel of the Auditing Commission can be terminated prescheduled by the decision of the general meeting of shareholders and in the order, provided by the Regulations on the Auditing Commission. In a case if the quantity of the Auditing Commission members becomes less than a half of the quantity, provided by the present Statute, Board of Directors is obliged to call extraordinary general meeting of the shareholders for election of new personnel of the Auditing Commission. The stayed members of the Auditing Commission realize their functions till the election of new personnel of the Auditing Commission on extraordinary general meeting of shareholders. In case of prescheduled termination of the Auditing Commission powers, the powers of the Auditing Commission new personnel act till the moment of election (re-election) of the Auditing Commission by the annual general meeting, following the annual general meeting, on which the Auditing Commission personnel ceased its powers was elected.	18.7. The powers of separate members or all the personnel of the Auditing Commission can be terminated prescheduled by the decision of the general meeting of shareholders. The member of the Auditing Commission has the right on his (her) initiative to leave its personnel at any time, having noticed the Chairman of the Auditing Commission and the Company in written form. In this case the powers of the Auditing Commission member will stop at the day of forwarding the respective notice. If the Chairman of the Auditing Commission leaves its personnel the following procedure should be observed: • The chairman of the Auditing Commission notifies about his (her) decision to leave the Company Auditing Commission personnel; • The Chairman call the meeting of the Auditing Commission; • The new Chairman is elected at the Auditing Commission meeting. The powers and duties of the Auditing Commission Chairman remain till the moment of the Auditing Commission new Chairman election. In a case if the actual number of the Auditing Commission personnel becomes less than a half of the Auditing Commission quantitative structure, within 10 days from the moment of the mentioned event coming the Chairman of the Auditing Commission is obliged to apply to Board of Directors with the requirement of the general meeting of shareholders convocation for election (pre-election) of the Auditing Commission members.
18.8. Shares belonging to the members of Board of Directors, members of Management, General Director can not participate in voting at election of the Company Auditing Commission.	18.8. Without changing.
18.9. Only a shareholder of the Company can be a member of the Auditing Commission. Members of the Auditing Commission can not simultaneously be members of Board of Directors, Management, Liquidating Commission, and also occupy a post of the General Director.	18.9. To exclude the first sentence.
18.10. The Auditing Commission elects its Chairman and secretary from its personnel.	18.10. The Auditing Commission functioning is managed by its Chairman, who is elected by the majority of voices of the Auditing Commission members participating in voting on the first session of the Auditing Commission. The Auditing Commission Chairman can be re-elected at any time under the decision of the majority of the Auditing Commission members. The election of the Auditing Commission secretary is carried out in the order similar to the order provided for election of the Auditing Commission Chairman.

Deviations and addenda to the Regulations on Board of Directors of JSC ”Khantymansiyskokrtelecom” proposed to approval of the general meeting of shareholders of “Khantymansiyskokrtelecom”

Previous wording	New wording
2.1. The following questions fall into the exclusive competence of Board of Directors: 14. recommendations on the amount of bonuses and compensations paid to the members of Board of Directors and Auditing Commission of the Company and determination of the amount of the Company Auditor payment; 39. Other questions provided by the Federal Law “About joint-stock companies” and the Company Statute.	2.1. The following questions fall into the exclusive competence of Board of Directors: 14. recommendations on the amount of bonuses and compensations paid to the members of Board of Directors of the Company and determination of the amount of the Company Auditor payment; 39. Cancellation of the contract with General Director in case of his (her) powers prescheduled termination by the authorized general meeting of shareholders. 40. Other questions provided by the Federal Law “About joint-stock companies” and the Company Statute.
5.4. The notification message on a session of Board of Directors is sent to each member of Board of Directors in written form not later than 14 days prior to date of a session. The notification message includes a session agenda. All the necessary documents connected with agenda are attached to the notification message. Questions not mentioned in the notification message can not be considered on a session of Board of directors. If necessary any session of Board of Directors can be postponed with the consent of all present members of Board of Directors.	5.4. The notification message on a session of Board of Directors is sent to each member of Board of Directors in written form not later than 14 days prior to date of a session, except for a session considering the Company Business–plan (including its editing). In this case the notification message is sent to each member of Board of Directors in written form not later than 20 days prior to date of a session. The notification message includes a session agenda. All the necessary documents connected with agenda are attached to the notification message. Questions not mentioned in the notification message can not be considered on a session of Board of directors. If necessary any session of Board of Directors can be postponed with the consent of all present members of Board of Directors.
5.11 - absent	П. 5.11. The first (organizing) session of Board of Directors will be held at the day of general meeting of the shareholders, on which the board of directors is elected (without preliminary sending of notification messages), for considering questions on the election of Chairman, his (her) Deputy and the secretary of Board of Directors.

Merger of Telecommunications Operators of Urals Region

Presentation to Shareholders


UralSvyazInform

Chelyabinsk
SVYAZINFORM
open joint-stock company


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
УРАЛТЕЛЕКОМ
СВЕРДЛОВСКОЙ ОБЛАСТИ


ТТК Тюменьтелеком


Khantymansiyskorktelecom


http://www.zaural.ru
Электросвязь
Курганской области


ЯМАЛЭЛЕКТРОСВЯЗЬ


LV
FINANCE

August 2001

Disclaimer

This presentation is made for information purposes only and is intended for the shareholders, creditors and authorized officers of the merging companies.

This presentation was prepared on the basis of information obtained from the merging companies. It is our assumption that this information was duly revised and approved by authorized representatives and management bodies of the merging companies. LV Finance does not bear any responsibility for the completeness or authenticity of such information.

This presentation does not constitute any offer to purchase, sell or undertake any other actions with the shares or other securities of the merging companies. LV Finance's conclusions contained herein are made for information purposes only.

Distribution, transfer or copying of this presentation as well as disclosure to any third party is prohibited without prior written consent of LV Finance.

Content

Executive Summary

- The merger of the telecom operators of the Ural region is part of the program on the restructuring of the telecommunications industry of the Russian Federation initiated by the Ministry of Telecommunications
- The Urals region is the most promising region in terms of overall economic growth in the Russian Federation
- The merger will make OJSC "Uralsvyazinform" the second largest company in terms of profit covering an area which is the fifth in terms of population in Russia
- The merger will be effected through the accession of OJSC "Svyazinform" of Chelyabinsk region, OJSC "Uraltelecom" of Sverdlovsk region, OJSC "Tyumentelecom", OJSC "Khantymansiyskorktelecom", OJSC "Elektrosvyaz" of Kurgan region and OJSC "Yamalelektrosvyaz“ by OJSC "Uralsvyazinform"

Executive Summary (continued)

- As a result of detailed analysis and extensive discussions with the management of each of the seven merging companies the following share conversion ratios were proposed:

	Conversion ratios*
OJSC "Svyazinform" of Chelyabinsk region	1 316.73752298
OJSC "Uraltelecom" of Sverdlovsk region	604.55185921
OJSC "Tyumentelecom"	169.26463472
OJSC "Khantymansiyskokrtelecom"	161.22295530
OJSC "Yamalelektrosvyaz"	220.75756257
OJSC "Elektrosvyaz" of Kurgan region	133.30259734

* The number of additional shares of OJSC "Uralsvyazinform" into which one share of respective merging company to be converted. The same conversion ratio is used for common and preferred shares.

- In May 2001 the terms and conditions of the merger and the above share conversion ratios were approved by the Acceptance Committee consisting of the General Directors of each of the seven merging companies led by the Deputy General Director of OJSC "Svyazinvest"
- In July 2001 the Boards of Directors of all merging companies took decisions to convene Extraordinary Shareholders Meetings and put the approval of the merger and the respective merger agreements onto their agenda

Content

Merger Objectives

- Improve the investment attractiveness and capitalization of the merged company
- Develop the telecommunications network to the international standards, integrate into global information community of XXI century
- Improve the quality and transparency of management by optimization of decision-making process, international standardization and quality certification of the business services
- Improve competitiveness
- Decrease the cost of telecommunications services by optimization of the structure of such costs
- Increase the effectiveness of the use of the assets and concentration on the most economically effective projects

Contents

Optimization of Costs

- Optimization of:
  - staff
  - procurement and unification of the equipment
  - R&D and R&D expenses
  - tariffs and settlements with Rostelecom, regional companies and clients
  - management of affiliates
  - capital raising
  - advertising and image products expenses
- Leverage intellectual property

Increased capitalization

Pro Forma Financials of the Merged Company

(in thousands of rubles, except for number of lines)

Performance highlights*	2000 (Pro Forma)	2001 (Projection Pro Forma)
Revenues	7 908 382	9 577 061
EBITDA	2 480 377	3 306 083
EBITDA Margin, %	31%	35%
Lines	2 637 297	2 742 523

Source: LV Finance

* This financials do not take into account synergies of the merger

Shareholding Structure of the Merged Company

Preferred shares in the charter capital account for – 19.50%


Svyazinvest
41.35%
(51.39% of voting shares)
Private shareholders
53.62%
(42.36% of voting shares)
RFFI
5.03%
(6.25% of voting shares)

Merged Telecommunications Company of the Ural Region

Merged Telecom Company of the Region	
Revenues	7.9 bill. rub.
Lines	2.6 mil.
Market Share*	5.6%

ОАО УРАЛМАШ

Seversk Pipes Factory

Chelyabinsk Pipes factory

Magnitogorsk metallurgical Combine

Salekhard

Khanty-Mansyisk

Perm

Ekaterinburg

Chelyabinsk

Kurgan

Rosneft

сибнефть

Surgutneftegaz

ТНК

Ural region (2000)	
Industrial Output	888.2 bill. rub.
Population**	15.6 mil.

* Of Russian telecommunications market; ** as of January 1,2000.

Source: Goskomstat, Svyazinvest, Ministry of Telecommunications of the Russian Federation

Content

Valuation Methodology

- **Trading Multiples Analysis** – this method is based on the analysis of the multiples of comparable companies' market price to financials and on the application of such average ratios in order to value each merging company

- **Discounted Cash Flow Analysis** – this method is based on discounting of projected “free cash flow" of each company. “Free cash flow" is defined as operating cash flow minus capital expenditures

Multiple Trading Analysis

- The main criteria for choosing the most comparable companies was:
  - comparable business mix
  - high liquidity
- Based one this criteria the following comparable companies were chosen:
  - fixed-line incumbent telecoms: OJSC MGTS, OJSV PTS, OJSC "Electrosvyaz" of Rostov region, OJSC "Svyazinform" of Nizhny Novgorod region, OJSC "Kubanelektrosvyaz"
  - mobile operators: OJSC "MTS", OJSC "Vympelcom"
- The multiples of the market price to each of the following performance figures were used for the valuation using abovementioned method:
  - revenues
  - EBITDA
  - capacity (number of lines)

Discounted Cash Flow

- In order to calculate net present value of the "free cash flows" were used the following ranges:
  - discount rate – 20-25%
  - terminal value multiples (fixed-line) – 4.5 – 5.0x

    terminal value multiples (mobile services) – 5.5 – 6.0x

  The valuation was adjusted for:

    cash and debts of the company;

    valuation of the non-consolidated affiliated companies

Proposed Share Conversion Ratios

Board of Directors of the merging companies proposed the following share conversion ratios:

Company	Conversion ratios*	Share in merged company
OJSC Uralsvyazinform"	-	21.77%
OJSC "Svyazinform" of Chelyabinsk region	1 316.73752298	21.77%
OJSC "Uraltelecom" of Sverdlovsk region	604.55185921	20.50%
OJSC "Tyumentelecom"	169.26463472	15.13%
OJSC "Khantymansiyskokrtelecom"	161.22295530	9.33%
OJSC "Yamalelektrosvyaz"	220.75756257	8.26%
OJSC "Elektrosvyaz" of Kurgan region	133.30259734	3.25%
Total		**100.00%**

* The number of additional shares of OJSC "Uralsvyazinform" into which one share of each respective merging company will be converted. The same conversion ratio is used for common and preferred shares.

Issuance of Additional Shares of OJSC "Uralsvyazinform"

Company	Type of shares	Number of existing shares	Conversion ratio	Shares to be issued
OJSC "Uralsvyazinform"	Common	8 743 937 729	-	-
OJSC "Svyazinform" of Chelyabinsk region	Common	4 980 456	1316.737523	6 557 953 297
	Preferred	1 660 152	1316.737523	2 185 984 432
OJSC "Uraltelecom" of Sverdlov region	Common	10 222 537	604.5518592	6 180 053 749
	Preferred	3 398 432	604.5518592	2 054 528 384
OJSC "Tyumentelecom"	Common	26 923 600	169.2646347	4 557 213 319
	Preferred	8 974 600	169.2646347	1 519 082 391
OJSC "Khantymansiyskokrtelecom"	Common	17 432 600	161.2229553	2 810 535 291
	Preferred	5 811 000	161.2229553	936 866 593
OJSC "Yamalelektrosvyaz"	Common	11 268 125	220.7575626	2 487 523 810
	Preferred	3 755 895	220.7575626	829 142 225
OJSC "Elektrosvyaz" of Kurgan region	Common	7 351 125	133.3025973	979 924 056
	Preferred	2 450 375	133.3025973	326 641 352
Total common shares				**23 573 203 521**
Total preferred shares				**7 852 245 378**

Note: Nominal price of one share of OJSC "Uralsvyazinform" is 0.12 rub.

Contents

Main Stages



Valuation of the companies and determination of the share's conversion ratio
Decisions of the Board of Directors with respect to the approval of the ratios, shares price for the shares redemption and convocation of the general shareholders meeting
Permission of MAP
Meetings with shareholders
Approval of the reorganization by general shareholders meeting
Approval by the board of directors of the successor's company of the decision on emission and prospectus on issuance of additional shares
Registration with FCSM the decision on emission and prospectus on emission of additional shares of Uralsvyazinform
Creation of the branch offices and transfer of the assets of Uralsvyazinform as well as transfer of employees
Deletion of the merging companies from the state register of legal entities and shares conversion
Convocation of joint shareholders meeting

Merger Process

The merger will be governed by the Merger Agreements regarding the merger of each of each company OJSC "Uralsvyazinform"

This agreement defines:

- ratios for the conversion of the merging companies' shares into the shares of OJSC "Uralsvyazinform"
- merger process
- transfer of all assets and liabilities of the merging companies to OJSC "Uralsvyazinform"
- succession of OJSC "Uralsvyazinform" with respect to all rights and obligations of the merging companies

Approval by the Shareholders

The conditions of the merger and shares conversion ratio will be presented to the shareholders at the extraordinary shareholders meetings:

OJSC "Elektrosvyaz" of Kurgan region	September 24, 2001
OJSC "Tyumentelecom"	September 25, 2001
OJSC "Uraltelecom" of Sverdlovsk region	September 25, 2001
OJSC "Svyazinform" of Chelyabinsk region	September 26, 2001
OJSC "Yamalelektrosvyaz"	September 26, 2001
OJSC "Uralsvyazinform"	September 27, 2001
OJSC "Khantymansiyskokrtelecom"	October 12, 2001

Approval by the Shareholders (continued)

Participation of OJSC "Svyazinvest":

- OJSC "Scyazinvest" is an interested party according to the article 81 of the Federal law "On joint stock companies"
- however, the transaction of reorganization is a "large" transaction, according to the article 78 of the Federal law "On joint stock companies"
  - for merging companies it is the transaction related to the disposal of 100 percent of the companies asset
  - for Uralsvyazinform it is the issuance of the common shares comprising more than 25 percent of already issued common shares
- rules on "large transactions" will be used to govern the merger according to article 83(7) of the Federal law "On joint stock companies" and, therefore, **OJSC "Svyazinvest" will participate in the voting on the issue of the merger**

Not less than 75% of the shareholders' attending the general shareholders meeting (common as well as preferred shares) are required for the approval of the reorganization

Redemption Rights

According the article 75 of the Federal law "On joint stock companies" all shareholders of the merging companies who have voted against the merger or who have not participated the meeting have the right to sell their shares to the respective company at the redemption price approved by the Board of Directors of this company on the basis of recommendations of an independent appraiser

On the basis of the recommendations of the CJSC "UNICON/MS Consulting Group", acting as an independent appraiser, the Boards of Directors of the merging companies have approved the following redemption prices:

- OJSC Uralsvyazinform
  - 0,18 Rubles per one common share

- OJSC Svyazinform of Chelyabinsk Region
  - 220,66 Rubles per one common or preferred share B-Type
  - 56,73 Rubles per one preferred share A-Type

Redemption Rights

- OJSC Uraltelecom of Sverdlovsk Region
  - 122,08 Rubles per one common share
  - 25,02 Rubles per one preferred share

- OJSC Tyumentelecom
  - 13,66 Rubles for one common share
  - 8,08 Rubles for one preferred share

- OJSC Khantymansiyskokrtelecom
  - 26,22 Rubles for one common share
  - 12,60 Rubles for one preferred share

- OJSC Yamalelectrosvyaz
  - 17,25 Rubles for one common or preferred share Type-B
  - 6,82 Rubles for one preferred share Type-A

- OJSC Electrosvyaz of Kurgan Region
  - 10 Rubles for one common share
  - 8,72 Rubles for one preferred share

Notification of Creditors

30 days following the decision on the reorganization, each company shall notify its creditors regarding this decision. The companies' creditors will have the right to claim early termination of the companies' obligations and to reimburse the losses

Conversion

Following the general shareholders meetings and obtaining permission of the Ministry of the Antimonopoly policy ("MAP") the OJSC "Uralsvyazinform" will issue additional shares to the shareholders of the merging companies:

- merging companies' shareholders owners of the common and preferred shares B-type will exchange them for the new common shares of OJSC "Uralzvyazinform"
- merging companies' shareholders owners of the preferred shares A-type will exchange them for new preferred shares of OJSC "Uralsvyazinform"

The shares will be converted on the date when the respective entry is made to the state register evidencing the termination of the merging companies activities

Should the total number of the additional shares of the OJSC "Uralsvyazinform" to be received by the companies' shareholders in the result of conversion, be a fraction such number shall be rounded either up or down

Stakes of the Russian Federation

The following stakes are owned by the state*:

- 0,000006% of the charter capital of the OJSC "Uralsvyazinform"
- 7,11% of the charter capital of the OJSC "Svyazinform" of Chelyabinsk region
- 6,19% of the charter capital of the OJSC "Uraltelecom" of Sverdlov region
- 0,19% of the charter capital of the OJSC "Tyumentelecom"
- 3,9% of the charter capital of the OJSC "Khantymansiyskorktelecom"
- 22% of the charter capital of the OJSC "Yamalelektrosvyaz"

Valuation of the shares' price of the abovementioned companies for the purposes of redemption shall be approved by the Federal service of the Russian Federation on bankruptcy and financial recovery.

*Charter capital of the OJSC "Elektrosvyaz" of Kurgan region doesn't contain shares owned by the state

Antimonopoly Approval

According to the article 17 of the Federal law "Antimonopoly law" and respective Regulation, approved by the Order of MAP on August 13, 1999 #276, it is required to obtain the prior permission of the MAP in case of the merger of companies which total assets' price exceeding 100 thousand MROT (minimal wage)

The application seeking approval of MAP with respect to the merger of telecom operators of Ural region was filed on August 2, 2001

Contents

Appendix №1

Description of Merging Companies

Breakdown of Revenues for 2000



thsd, rub
2 000 000
1 800 000
1 600 000
1 400 000
1 200 000
1 000 000
800 000
600 000
400 000
200 000
0
OJSC "Uraltelecom" of Sverdlovsk region
OJSC "Khantymansiyskorktelecom"
OJSC "Uralsvyazinform"
OJSC "Svyazinform" of Chelyabinsk region
OJSC "Tyumentelecom"
OJSC "Yamalelektrosvyaz
OJSC "Elektrosvyaz" of Kurgan region
Other revenues
Local telephone network revenues
Long distance telephone network revenues
Mobile revenues
Local long distance revenues

Breakdown of Revenue for 2000


thsd. rub.
1 800 000
1 600 000
1 400 000
1 200 000
1 000 000
800 000
600 000
400 000
200 000
0
OJSC "Uraltelecom" of Sverdlovsk region
OJSC "Khantymansiyskorktelecom"
OJSC "Uralsvyazinform"
OJSC "Svyazinform" of Chelyabinsk region
OJSC "Tyumentelecom"
OJSC "Yamalelektrosvyaz
OJSC "Elektrosvyaz" of Kurgan region
Mobile services
Fixed-line services

* Structured payments to the companies for the GSM equipment are regarded as mobile services revenues

Breakdown of EBITDA for 2000



thsd. rub.
600 000
500 000
400 000
300 000
200 000
100 000
0
OJSC "Uralsvyazinform"
OJSC "Uraltelecom" of Sverdlovsk region
OJSC "Svyazinform" of Chelyabinsk region
OJSC "Khantymansiyskorktelecom"
OJSC "Tyumentelecom"
OJSC "Yamalelektrosvyaz
OJSC "Elektrosvyaz" of Kurgan region
Mobile services
Fixed-line services

* Structured payments to the companies for the GSM equipment are regarded as mobile services revenues

Uralsvyazinform: General Information

Breakdown of the charter capital (as of 1.08.2001)

Other shareholders 37.5%
Svyazinvest 53.2%
ING Depositary 9.3%

	Number of shares
Common	8 743 937 729
Preferred	-
Total	8 743 937 729

Participation in other companies' charter capital

Company	Share	Business
LLC "Perminform"*	**100.0%**	**Internet, data transmission**
LLC "Uralinform TV"	100.0%	Television and broadcasting
CJSC "Permtelecom"	100.0%	Cable television
ACIB "Pochtobank"	50.0%	Bank
CJSC "Ural GSM"	17.2%	Cellular telecom network (GSM-1800)

Financial information

(thds. rubles, except for lines and subscribers)	1999 (actual)	2000 (actual)
Revenue	1 197 989	1 613 276
EBITDA**	403 898	536 795
Net profit	121 491	235 710
Fixed assets	1 954 498	2 125 907
Total assets	2 669 327	2 747 022
Net debt ***	1 324 238	1 566 099
Lines (thds. lines)	512	549
Cellular network subscribers (thds. subscribers)	10	19

* This company has been included in valuation of Uralsvyazinform

** Earnings (loss) before taxes, interest expense and depreciation

*** Including vendor financing

Svyazinform of Chelyabinsk region: General Information

Breakdown of the charter capital (as of 12.07.2001)

Other shareholders 36.4%

Svyazinvest 38.3%

Taft Enterprises 6.1%

RFFI 7.1%

Credit Swiss First Boston 12.1%

	Number of shares
Common	4 508 023
Preferred A-type	1 660 152
Preferred B-type	472 433
Total	6 640 608

Participation in other Companies' charter capital

Company	Share	Business
CJSC "Center of implementation of specialized systems"	100.0%	Data transmission systems
LLC "Yuzhnouralsky cellular telephone"	**40.0%**	**Cellular network (GSM)**
CJSC "Association Kanal TV"	40.0%	TV equipment
OJSC "Svyaz-bank"	12.9%	Bank

Financial information

(thsd. rub. except for lines and subscribers	1999 (actual)	2000 (actual)
Revenue	984 823	1 377 707
EBITDA**	300 749	473 681
Net profit	94 362	74 484
Fixed assets	2 682 692	2 694 722
Total assets	3 230 749	3 324 893
Net debt ***	537 196	502 788
Lines (thsd. lines)	583	601
Cellular network subscribers (thsd. subscribers)	2	10

* This company has been included in valuation of Svyazinform of Chelyabinsk region

** Earnings (loss) before taxes, interest expense and depreciation

*** Including vendor financing

Uraltelecom of Sverdlovsk region: General Information

Breakdown of the charter capital (as of 1.08.2001)

Other shareholders
47.1%
Svyazinvest
37.9%
DKK
8.8%
RFFI
6.2%

	Number of shares
Common	10 222 537
Preferred	3 398 432
Total	13 620 969

Participation in other companies' charter capital

Company	Share	Business
CJSC "Uralvestkom"*	**51.0%**	**Cellular network (NMT-450)**
CJSC "TeleRoss-Ekaterinburg"	50.0%	Telecommunications
CJSC "Ural-Teleservice"	25.2%	Introduction of the data transmission network
CJSC "Telephone company "Ural"	24.8%	Telecommunications
CJSC "Ural telephone company"	23.0%	Telecommunications
OJSC "Svyaz-Bank"	7.6%	Bank

Financial information

(thsd. rub., except for lines and subscribers)	1999 (actual)**	2000 (actual)
Revenue	1 357 077	1 779 721
EBITDA***	н.д.	501 406
Net profit	191 415	251 485
Fixed assets	1 487 122	1 777 124
Total assets	2 170 873	2 422 535
Net debt ****	н.д.	299 500
Lines (thsd. lines)	н.д.	765
Mobile network subscribers (thsd. subscribers)	-	-

* This company has been included in valuation of Uraltelecom

** Reorganization

*** Earnings (loss) before taxes, interest expense and depreciation

**** Including vendor financing

Tyumentelecom: General Information

Breakdown of the charter capital (as of 1.08.2001)

Svyazinvest 38.0%
Other shareholders 29.4%
DKK 6.4%
ING Depositary 13.0%
Credit Swiss First Boston 13.2%

	Number of shares
Common	26 923 600
Preferred	8 974 600
Total	35 898 200

Participation in other companies' charter capital

Company	Share	Business
LLC "Tyumentelecom-Invest"	100.0%	Investments
CJSC "Tyument Ruskom"	**51.0%**	**Cellular network (DAMPS 800)**
CJSC "TeleRoss-Tyumen"	50.0%	*Telecommunications*
CJSC "Ermak EMS"**	**20.0%**	**Cellular network (GSM-900)**

Financial information

(thsd. rub., except for lines and subscribers)	1999 (actual)	2000 (actual)
Revenue	492 672	704 444
EBITDA***	193 629	300 144
Net profit	74 209	43 749
Fixed assets	1 268 700	1 190 473
Total assets	1 503 938	1 489 523
Net debt ****	24 556	9 437
Lines (thsd. lines)	206	224
Mobile network subscribers (thsd. subscribers)	-	-

* This company has been included in valuation of Uraltelecom

** Reorganization

*** Earnings (loss) before taxes, interest expense and depreciation

**** Including vendor financing

Khantymansiskokrtelecom: General Information

Breakdown of the charter capital (as of 6.08.2001)



Other shareholders
37.5%
Svyazinvest
38.0%
State Property Department
KhMAO
3.9%
Credit Swiss
First Boston
4.4%
ABN AMRO
BANK
4.4%
DKK
11.8%

	Number of shares
Common	17 432 600
Preferred	5 811 000
Total	23 243 600

Participation in other companies' charter capital

Company	Share	Business
CJSC "BCHET"	51.9%	Telecom networks exploitation
CJSC "Ermak RMS"*	**50.0%**	**Cellular network (GSM-900)**
CJSC "Ural GSM"	7.2%	Cellular network (GSM-1800)

Financial information

(thsd. rub., except for lines and subscribers)

	1999 (actual)	2000 (actual)
Revenue	1 115 151	1 616 187
EBITDA**	257 439	453 380
Net profit	54 058	205 211
Fixed assets	820 519	1 021 415
Total assets	1 269 698	1 539 471
Net debt ***	613 698	608 743
Lines (thsd. lines)	245	268
Mobile network subscribers (thsd. subscribers)	-	-

* Profits of the company have been taken into account in the financial model of OJSC "Khantymansiyskokrtelecom"

** Earnings (loss) before taxes, interest expense and depreciation

*** including vendor financing

Yamalelektrosvyaz: General Information

Breakdown of the charter capital (as of 1.08.2001)



Other shareholders
40.0%
Svyazinvest
38.0%
RFFI
22.0%

	Number of shares.
Common	10 967 539
Preferred A-type	3 755 895
Preferred B-type	300 586
Total	15 024 020

Participation in other companies' charter capital

Company	Share	Business
CJSC "ERMAK RMS"*	**20.0%**	**Cellular network (GSM-900)**

Financial information

(thsd. rub., except for lines and subscribers)	1999 (actual)	2000 (actual)
Revenue	373 364	536 225
EBITDA**	95 037	146 695
Net profit	6 647	52 714
Fixed assets	339 720	350 570
Total assets	515 787	589 223
Net debt ***	58 013	119 864
Lines (thsd. lines)	69	76
Mobile network subscribers (thsd. subscribers)	-	-

* Profits of the company have been taken into account in the financial model of OJSC "Yamalelektrosvyaz"

** Earnings (loss) before taxes, interest expense and depreciation

*** including vendor financing

Elektrosvyaz of Kurgan region

Breakdown of the charter capital (as of 13.08.2001)

Other shareholders 41.9%

Svyazinvest 38.0%

DKK 9.1%

Wakeman Enterprises Ltd. 11.0%

	Number of shares
Common	7 351 125
Preferred	2 450 375
Total	9 801 500

Participation in other companies' charter capital

Company	Share	Business
CJSC "Kurgan cellular telephone"	50.0%	Cellular network (NMT-450)
OJSC "Express-inform"	8.0%	Telecommunications

Financial information

(thsd. rub., except for lines and subscribers)	1999 (actual)	2000 (actual)
Revenue	240 125	302 014
EBITDA *	73 518	68 276
Net profit	21 652	26 101
Fixed assets	342 359	339 473
Total assets	474 144	467 017
Net debt **	55 886	31 555
Lines (thsd. lines)	150	154
Mobile network subscribers (thsd. subscribers)	-	-

* Earnings (loss) before taxes, interest expense and depreciation

** including vendor financing

Appendix №2

Draft of the Merger Agreement

(a file in Microsoft Word format is attached)

Appendix №3

Information On Upcoming Meetings

Contacts

In case of any questions in connection with the restructuring of the telecom operators of the Ural region please contact:

LV Finance

Contact person	Responsibility	Phone	e-mail address
Smolianinov Vladimir Borisovitch	Project manager	258 43 43	vsmolianinov@lvfinance.com
Polikarpov Sergey Sergeevitch	Financial issues	258 43 43	spolikarpov@lvfinance.com
Usanov Dmitry Alexandrovitch	Financial issues	258 43 43	dusanov@lvfinance.com
Sosnovsky Michael Alexandrovitch	Legal issues	258 43 43	msosnovski@lvfinance.com
Kononov Andrey Nikolaevitch	Legal issues	258 43 43	akononov@lvfinance.com

OJSC "Uralsvyazinform", Neverova Elena Valerievna, deputy head of the department of the property and securities. Phone # (3422) 90-58-63, neverova@[illegible].ru

Information On Upcoming Meetings

Comapny	Contact person	Date	Address
OJSC "Uralsvyazinform"	Kuzyaev Sergey Ivanovitch - Deputy General director, (3422) 12-12-13	September 27, 2001, 10:00	Perm, Krupskoy str., 2
OJSC "Svyazinform" of Chelyabinsk region	Chernyshov Valery Alexandrovitch - Deputy General director, (3512) 78-11-60	September 26, 2001 г., 10:00	Chelyabinsk, Vorovskogo str., 71
OJSC "Uraltelecom"	Gratchev Evgeny Alexandrovitch - Executive Financial director, (3432) 76-87-91	September 25, 2001 г., 11:00	Ekaterinburg Pervomaiskaya str., 27
OJSC "Tyumentelecom"	Kapelistaya Nadezhda Dmitrievna - Deputy General directora, (3452) 49-92-28	September 25, 2001 г., 15:00	Tyumen, Osipenko str., 1
OJSC "Khantymansiyskokrtelecom"	Yordan Alexandr Davidovitch - Deputy General director, (34671) 9-10-14	September 12, 2001 г., 10:00	Khanty-Mansiys, Mira str., 1
OJSC "Elektrozvyaz" of Kurgan region	Kholmova nina Vasilievna - Deputy General director, (3522) 41-85-80	September 24, 2001 г., 11:00	Kurgan, Sverdlova str., 13
OJSC "Yamalelektrosvyaz"	Stryukov Genady Ivanovitch - Deputy General director, (34922) 4-70-82	September 27, 2001 г., 10:00	Salekhard, Matrosova str., 2